Exhibit 10.6

Certain information in this document, marked by brackets [****], has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

2021

SHARE SALE, TRANSFER AND MERGER AGREEMENT

REGARDING ALLCYTE GMBH

(1)	SELLERS

(2)	EXSCIENTIA LIMITED

Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London EC2M 1QS, UK
T: +44 (0) 20 7583 4055 F: +44 (0) 20 7785 9355 www.cooley.com

i

Table of Contents

(continued)

Agreed Form Documents

Disclosure Letter

Service Agreements

Grant letter of equity incentives granted to Key Persons

Clawback Power of Attorney

ii

THIS AGREEMENT is executed as a deed and delivered on	2021

BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in column (A) of Schedule 1 (together "Sellers" and each a "Seller"); and

(2)	EXSCIENTIA LIMITED, a company incorporated in Scotland (registered number SC428761) whose registered office is at Level 3, Dundee One River Court, 5 West Victoria Dock Road, Dundee, United Kingdom ("Parent"),

(each “Party” and collectively, the “Parties”).

RECITALS:

(A)	Allcyte GmbH is a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Austria, having its registered office in Vienna and its business address at Vienna Biocenter 5, 1030 Vienna, Austria, with registered number FN 465200 v (the "Company"). Further details about the Company are set out in Schedule 2.

(B)	At the date of this Agreement, the Parent is the ultimate holding company of the Buyer's Group. The Buyer's Group envisages the acquisition of the Company's business.

(C)	Therefore, the Parties envisage the sale and transfer of shares in the Company from the Sellers to the Buyer and the merger of the Company as transferring entity into the Buyer as absorbing entity, on the terms of this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, the following words and expressions shall have the following meanings:

"Accounts" means the annual accounts of the Company for the financial year ended on the Accounts Date;

"Accounts Date" means 31 December 2020;

"Acquisition Instrument" means the acquisition instrument pursuant to which the Sale Shares are sold by, assigned and transferred from the Sellers holding such Sale Shares to the Buyer in the form to be agreed in good faith between the Buyer and the Sellers as soon as reasonably practicable after the date of this Agreement;

"Affiliate" means, with respect to any specified person, any other person that, directly or indirectly, is controlled by, controls or is under common control with such first person. For purposes of this definition, "control" shall include (i) the ownership of more than 50 per cent. of the legal or beneficial interest in any person, (ii) the legal power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise, (iii) the ability to appoint, directly or indirectly, the majority of its directors or executive officers, (iv) the ability to exercise, directly or indirectly, a majority of the votes exercisable at a general meeting and (v) the right to receive, directly or indirectly, a majority of the proceeds arising from: (a) any declaration of a dividend, or (b) a distribution arising in the course of winding up, whether solvent or insolvent, or any return of capital to shareholders or members; the expressions "controlled" and "controls" shall be construed accordingly;

"Associate" means (a) in relation to an individual, any person who at any relevant time is connected with that individual within the meaning of section 32 para 1 of the Austrian Insolvency Code (Insolvenzordnung) and (b) in relation to a corporation, partnership, association or other public or private legal entity of whatsoever nature, any Affiliate of that corporation, partnership, association or other public or private legal entity at any relevant time;

"Assurance" means any indemnity, guarantee or similar commitment;

"Austrian GAAP" means the generally accepted accounting principles, policies and practices applied in Austrian and applicable to the Company, as in effect from time to time, applied by the Company on a basis consistent with past practice;

"Austrian Regulatory Condition" means the approval of the Transaction being granted by the Austrian Ministry for Digitalization and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort) in accordance with the Austrian Investment Control Act (Investitionskontrollgesetz, Austrian Federal Gazette I 87/2020) or any waiting or other time or limitation period in relation to the Transaction under the Austrian Investment Control Act having expired, lapsed, waived or otherwise terminated;

“AWS Amount” means €700,000, being the amount of the grant received by the Company from Austria Wirtschaftsservice GmbH and which will become repayable upon Completion;

“Bad Leaver” means a Key Person who gives or receives notice to cease to be employed or otherwise engaged by the Buyer’s Group (including where such Key Person is placed on garden leave by the relevant member of the Buyer’s Group in accordance with his employment agreement pending termination of his employment on a date that has been specified):

(a)	as a result of termination by the relevant employing entity for a Good Reason; or

(b)	as a result of his voluntary resignation other than (i) as a result of death, long-term ill health or disability of the Key Person or a close family member of the Key Person resulting in such Key Person’s inability to perform their role or duties as required by their Service Agreement, or (ii) for cause in accordance with section 26 of the Austrian Employees Act (Angestelltengesetz);

“Bad Leaver Date” means the earlier of the date upon which the Bad Leaver (i) ceases to be employed or otherwise engaged by the Buyer’s Group or (ii) is placed on garden leave by the relevant member of the Buyer’s Group in accordance with his employment agreement pending termination of his employment on a date that has been specified;

"Business" means the business operations of the Company as conducted at the date of this Agreement;

"Business Day" means a day that is not a Saturday or Sunday or a public holiday in England, Austria or the State of New York, United States of America;

"Buyer" means an Austrian limited liability company (Gesellschaft mit beschränkter Haftung) having a share capital of at least EUR 70,000.00 to be incorporated by the Parent pursuant to clause 5.10;

"Buyer Accession Deed“ means a deed of accession to this agreement to be executed in the form to be agreed in good faith between the Parent and the Sellers as soon as reasonably practicable after the date of this Agreement

"Buyer’s Austrian Counsel" means Kunz Wallentin Rechtsanwälte GmbH;

"Buyer's Group" means the Parent, the Buyer and their Affiliates at any relevant time (and, following the Parent Reorganisation, the New Parent Holdco and any intermediate holding company);

"Buyer's Solicitors" means Cooley (UK) LLP;

"Cash Consideration" means:

(a)	the Cash Sum;

(b)	less the Phantom Rights Amount;

(c)	plus the Completion Accounts Adjustment Amount;

"Cash Consideration Percentage" means the percentage of the Cash Consideration for the Relevant Sale Share receivable by the relevant Seller, as set out in column (C) of Schedule 1;

“Cash Sum” means €25,002,098;

"CeMM License Agreement" means the license agreement dated 22 December 2020 between CeMM – Forschungszentrum für Molekulare Medizin GmbH and the Company;

"CeMM Payment" means the payment to be made by the Company to CeMM – Forschungszentrum für Molekulare Medizin GmbH pursuant to the CeMM License Agreement as a consequence of the performance of the transactions contemplated by this Agreement (exclusive of VAT, if any);

“Clawback Period” has the meaning given in clause 12.4;

“Clawback Power of Attorney” means a power of attorney granted by each Key Person to the Parent for the purpose of enforcing its rights under Clause 12, in the agreed form;

“Clawback Release Date” has the meaning given in clause 12.1;

“Clawback Shares” has the meaning given in clause 12.2;

"Competition Law" means all applicable competition, state aid, antitrust or merger control laws in any jurisdiction in which the Company has material assets or carries on business;

"Completion" means completion of the sale, transfer and assignment of all the Sale Shares in accordance with section 3.1 of this Agreement;

"Completion Accounts" means the balance sheet of the Company as at the Completion Date and the profit and loss account of the Company for the period from the Accounts Date to the Completion Date, as agreed or determined in accordance with Schedule 9, in each case drawn up using the format set out in Part 4 of Schedule 9;

"Completion Accounts Adjustment Amount" means an amount (which may be positive or negative) equal to the amount (if any) by which the Completion Working Capital exceeds the Target Working Capital or (as the case may be) the amount (if any) by which the Completion Working Capital is less than the Target Working Capital;

"Completion Date" has the meaning set out in clause 7.1;

"Completion Statement" means the statement of the Completion Working Capital in the format set out in Part 3 of Schedule 9 and as agreed or determined in accordance with Part 1 of Schedule 9;

"Completion Working Capital" means the aggregate value of the current assets of the Company as at the Completion Date, less the aggregate value of the current liabilities (including for the avoidance of doubt any liabilities for or in respect of Tax, but excluding the Phantom Rights Amount, the AWS Amount, and the amounts of any investments made or agreed to be made by the Company after the date of this Agreement with the prior written consent of the Parent (for which purposes the consent procedure pursuant to clause 5.2 shall apply)) of the Company as at the Completion Date, in each case as derived from the Completion Accounts and stated in the Completion Statement;

"Condition" means the Austrian Regulatory Condition and the Parent Reorganisation Condition;

"Consideration Shares" has the meaning given in clause 8;

“Covenant Incompliance” means a violation by a Key Person of any non-compete and non-solicitation covenants imposed by the relevant Key Person’s Service Agreement but only to the extent that the actions and/or circumstances giving rise to such violations would, if they had occurred immediately following the cessation of such Key Person’s employment or engagement by the Buyer’s Group, have constituted a breach of the post-contractual non-compete and non-solicitation covenants imposed by the relevant Key Person’s Service Agreement;

"Data Room" means the electronic data room made available by the Company to the Parent via Brainloop Secure Dataroom Solutions until 5pm on the date falling two Business Days prior to the Completion Date;

"Deed of Adherence" means a deed of adherence to the shareholders’ agreement in respect of the Parent or, to the extent that Completion occurs after the completion of the Parent Reorganisation and prior to the IPO, a deed of adherence to the shareholders’ agreement in respect of the New Parent Holdco;

"Disclosed" means disclosed in the Disclosure Letter or the Data Room in sufficient detail to identify the nature and scope of that matter and the Warranties qualified by it;

"Disclosure Documents" means the documents (i) listed in the index of documents attached to the Disclosure Letter and (ii) contained in the Data Room;

"Disclosure Letter" means the disclosure letter in the agreed form to be issued from the Key Persons to the Parent, dated with the date of this Agreement;

"Due Amount" means the amount (if any) due for payment by the Sellers to the Parent in respect of a Notified Claim that has been Resolved;

"Employee" means any person employed or engaged by the Company on the Completion Date or any other person who held such a position at the Company at any time during the period of 12 months ending on the Completion Date;

"Encumbrance" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, retention of title arrangement or other third party right, interest or claim of any kind or any agreement or commitment to create or give any of the foregoing, unless provided by the articles of association of a person;

"ESOP Payment" means the aggregate amount of payments to be made by the Company pursuant to the Company's phantom share participation plan dated 7 February 2021 and the individual allocation agreements related thereto as a consequence of the performance of the transactions contemplated by this Agreement, including, for the avoidance of doubt, all Payroll Tax for which the Company is liable to account in connection therewith;

"Estimated Adjustment Amount" means the amount (if any) by which the Estimated Completion Working Capital exceeds the Target Working Capital or (as the case may be) the amount (if any) by which the Estimated Completion Working Capital is less than the Target Working Capital, which may be a positive or a negative number;

"Estimated Cash Consideration" means:

(a)	the Cash Sum;

(b)	less the Estimated Phantom Rights Amount;

(c)	plus the Estimated Adjustment Amount;

"Estimated Completion Working Capital" means the Sellers' estimate of the Completion Working Capital as set out in the notice given by the Sellers' Representatives (acting jointly) under clause 5.7;

"Estimated Phantom Rights Amount" means the Sellers' estimate of the Phantom Rights Amount (considering the Retention Amount) as set out in the notice given by the Sellers' Representatives (acting jointly) under clause 5.7;

"Event" has the meaning in part 1 of Schedule 6;

"Exchange Rate" means with respect to the conversion of a particular currency into another currency on a particular date, the closing mid-point rate for conversion of the first currency into that other currency on that date or, if that date is not a Business Day, on the first Business Day after that date, in both cases as set out in the London edition of the Financial Times containing exchange rates applicable to the relevant Business Day;

"Founders" has the meaning ascribed to it in clause 24.1;

"Founders' Representative" means Dr Nikolaus Krall or any other Founder appointed as a replacement in accordance with clause 24.3;

"General Warranties" means each of the Warranties in parts 2 and 3 of Schedule 5;

"General Warranty Claim" means a claim for breach of any of the General Warranties;

“Good Leaver” means a Key Person who gives or receives notice to cease to be employed or otherwise engaged by the Buyer’s Group (including where such Key Person is placed on garden leave by the relevant member of the Buyer’s Group in accordance with his employment agreement pending termination of his employment on a date that has been specified) and who is not a Bad Leaver;

“Good Reason” means:

(a)	fraud, dishonesty, misconduct or other material or persistent breach by the Key Person of his Service Agreement or any general policies of the Buyer’s Group applicable to all employees of the Buyer's Group (including him), which would permit the relevant employing entity to terminate the Key Person’s employment for cause (aus wichtigem Grund) in accordance with such Key Person's Service Agreement, Art 27 paragraph 1 and paragraphs 3 to 6 of the Austrian Employees Act (Angestelltengesetz); or

(b)	any Covenant Incompliance by a Key Person prior to cessation of his employment with the Buyer's Group,

and, for the avoidance of doubt, Good Reason shall not include a Key Person being made redundant by the employing entity;

"Investors" has the meaning ascribed to it in clause 24.1;

"Investors' Representative" means Air Street Capital I LP or any other Investor appointed as a replacement in accordance with clause 24.3;

"IP Warranties" means the warranties set out in Part 2 of Schedule 5;

"IP Warranty Claim" means a claim for breach of any of the IP Warranties;

"IPO" means an initial public offering of shares or securities representing shares of the Parent (or the New Parent Holdco) on a stock exchange or the listing of its shares or securities representing its shares on a stock exchange or a listing through any other method including by way of a direct listing or a de-spac transaction;

"ITEPA" means the Income Tax (Earnings and Pensions) Act 2003;

"Key Person" means Dr Nikolaus Krall and Dr Gregory Vladimer;

"Leases" means the leases listed in Schedule 7;

"Liability Percentage" means, with respect to a specified Seller, the percentage set out in column (G) of Schedule 1;

"Losses" means in relation to any matter, any positive damages (positiver Schaden), including reasonable legal costs for the adequate prosecution of claims (zweckentsprechende Rechtsverfolgung);

"MedUni Payment" means the payment to be made by the Company to Medizinische Universität Wien pursuant to the exit bonus and dividend participation agreement entered into by Medizinische Universität Wien, the Company, Dr Giulio Superti-Furga, Dr Gregory Vladimer, Dr Berend Snijder and Dr Nikolaus Krall dated 9 August 2017 as a consequence of the performance of the transactions contemplated by this Agreement;

"Merger" has the meaning ascribed to it in clause 7.9;

"Merger Completion" means completion of the Merger in accordance with the Merger Instrument;

"Merger Completion Date" means the date on which the Merger becomes effective;

"Merger Instrument" means the merger instrument in relation to the Merger to be entered into between the Buyer and the Company in the form to be agreed in good faith between the Buyer and the Sellers as soon as reasonably practicable after the date of this Agreement;

"Merger Shares" means such parts of Outstanding Shares (Geschäftsanteile) as listed in column (B3) of Schedule 1, each such part of an Outstanding Share being a "Merger Share";

"New Parent Holdco" means a newly formed holding company (or ultimate holding company) of the Buyer incorporated in England and Wales which has become the parent (or ultimate parent) company of the Parent as a result of the Parent Reorganisation;

"New Parent Holdco Accession Deed" means a deed of accession to this agreement to be executed in form of an Austrian notarial deed in the form to be agreed in good faith between the Parent and the Sellers as soon as reasonably practicable after the date of this Agreement, pursuant to which New Parent Holdco will accede to this Agreement and undertake to take certain actions including issuing the Consideration Shares to the Sellers in accordance with the provisions of this Agreement;

"Notified Claim" means a Warranty Claim or a Tax Claim that is notified by the Parent to the Sellers in accordance with the relevant provision of paragraph 2 of Schedule 8 on or before the Release Date;

"Outstanding Claim" means a Notified Claim which has not been Resolved on or before the Release Date;

"Outstanding Shares" means all issued and outstanding share quotas (Geschäftsanteile) in the Company, corresponding to a fully-paid up share capital contribution (Stammeinlage) of in aggregate EUR 66,646.00; each individual share quota (Geschäftsanteil) held by a Seller and corresponding to a fully-paid up capital contribution (Stammeinlage) in the respective amount as listed in column (B1) of Schedule 1, being an "Outstanding Share";

“Parent Reorganisation” means the proposed issuance of shares by a new holding company to the shareholders of the Parent in exchange for the transfer of their shares in the Parent to the new holding company with the intention of inserting the New Parent Holdco above the Parent as its parent (or ultimate parent) company;

"Parent Reorganisation Condition" has the meaning given in clause 2.1(b);

“Payroll Tax” has the meaning in part 1 of Schedule 6;

"Phantom Right" means any right to receive any amount in respect of securities or in connection with the sale or disposal of securities (including any right pursuant to any phantom option arrangement in respect of securities) in the Company (including for the avoidance of doubt the ESOP Payment, the MedUni Payment and the CeMM Payment);

"Phantom Rights Amount" means the sum of [****];

"Properties" means the properties occupied by the Company under the Leases and a reference to a "Property" is a reference to any one of them;

"Purchase Price" has the meaning given in clause 4.1;

"Release Date" means the date on which the Completion Accounts become final and binding on the Parties in accordance with Schedule 9;

"Relevant Sale Share" means in respect of a Seller, that Sale Share (Geschäftsanteil) set against that Seller's name in column (B2) of Schedule 1;

"Relief" has the meaning given in part 1 of schedule 6;

"Resolved" means, in respect of a Notified Claim: (a) agreed in writing between the Parent and the Sellers as to both liability and quantum; (b) finally determined (as to both liability and quantum) by a court of competent jurisdiction with no right of appeal or where such right of appeal has lapsed, or (c) unconditionally withdrawn by the Parent in writing;

"Retention Account" means the account held in the name of the Retention Agent details of which are provided by the Retention Agent to the Parent and the Sellers’ Representatives no later than 5 Business Days prior to the Completion Date;

"Retention Agent" means Dr Rudolf Kaindl, Austrian notary public of Kaindl, Dürr, Schuller-Köhler & Partners, Donaustadtstraße 1, A-1220 Vienna;

"Retention Amount" means €500,000.00;

“Retention Letter” means the letter to be entered into between the Parties and the Retention Agent in respect of the management of the Retention Account in the form to be agreed in good faith between the Buyer and the Sellers as soon as reasonably practicable after the date of this Agreement;

"Sale Shares" means such parts of Outstanding Shares (Geschäftsanteile) as listed in column (B2) of Schedule 1, each such part of an Outstanding Share being a "Sale Share";

"Sellers' Account" has the meaning given in clause 19.1;

“Seller Liability Cap” means the amount set out next to the relevant Seller’s name in column (F) of Schedule 1 minus any payments made by such Seller pursuant to clause 9.2(a) or 9.3(a) (if any) plus any payments received by such Seller pursuant to clause 9.2(b) or 9.3(b) (if any);

"Sellers' Representatives" means the Founders' Representative and the Investors' Representative;

"Sellers' Solicitors" means BRANDL TALOS Rechtsanwälte GmbH;

“Series D Shareholders’ Agreement” means the amended and restated shareholders' agreement relating to the Parent entered into in connection with the Parent's series D financing round by the Parent, its existing shareholders, the manager and certain investors dated 27 April 2021;

“Series D Subscription Agreement” means the subscription agreement in relation to the Series D financing round of the Parent entered into by the Parent and certain investors, dated 27 April 2021;

"Service Agreements" means the service agreements in the agreed form between the Company and each of the Key Persons respectively;

"Surviving Provisions" means clauses 1, 2.6, 17, 21 to 28, 32 and 33;

"Target Working Capital" means €[****], being the amount agreed by the Parties to be the target working capital of the Company at Completion;

"Tax" or "Taxation" has the meaning given in Part 1 of Schedule 6;

"Tax Authority" has the meaning given in Part 1 of Schedule 6;

"Tax Claim" means a claim under the Tax Covenant or a Tax Warranty Claim;

"Tax Covenant" means the tax covenants given in favour of the Parent set out in Part 3 of Schedule 6;

"Tax Warranties" means the warranties set out in Part 2 of Schedule 6;

"Tax Warranty Claim" means a claim for breach of any of the Tax Warranties;

"Title and Capacity Warranties" means the warranties set out in Part 1 of Schedule 5;

"Transaction" means the Buyer becoming the holder of the entire business of the Company by way of the acquisition of the Sale Shares and the Merger, pursuant to the terms of this Agreement;

“Unreleased Percentage” has the meaning given in clause 12.1;

"VAT" means value added tax and any similar tax on sales or turnover;

"Warranties" means the warranties set out in Schedule 5, and the Tax Warranties; and

"Warranty Claim" means a claim for breach of any of the Warranties, other than a Tax Warranty Claim.

1.2	In this Agreement, unless the context requires otherwise, or otherwise stated:

(a)	use of the singular includes the plural and vice versa, and use of any gender includes the other genders; and

(b)	a reference to any specific legislation includes a reference to that legislation as re-enacted, consolidated, replaced or amended; any previous legislation of which it is a re-enactment, consolidation, replacement or amendment; and any subordinate legislation made under any of the same (and "legislation" in this clause 1.2(b) includes any statute, statutory provision, regulation, rule or subordinate legislation).

1.3	In this Agreement, unless otherwise stated:

(a)	any reference to the Parties or a recital, clause or schedule (or part thereof) is to the Parties (and permitted assignees) or the relevant recital, clause or schedule (or part thereof) of or to this Agreement;

(b)	any reference in a schedule to a part or a paragraph is to a part or a paragraph of that schedule or, where relevant, to a paragraph of that part of that schedule;

(c)	any reference to a "person" includes an individual, firm, partnership, body corporate, corporation, association, organisation, government, state, foundation and trust, in each case whether or not having separate legal personality;

(d)	“to the extent that” means “if and to the extent that”;

(e)	any reference to an individual includes a reference to his personal representatives, on whom this Agreement shall be binding;

(f)	the clause, schedule and paragraph headings are included for convenience only and shall not affect the interpretation of this Agreement;

(g)	schedules and recitals form part of this Agreement and shall have effect as if set out in full in the body of this Agreement and any reference to this Agreement includes the schedules and recitals;

(h)	any reference in this Agreement to a document being "in the agreed form" means a document in a form agreed by the Parties before the signing of this Agreement and either entered into on the date of this Agreement by the relevant Parties or initialled by the Parties (or on their behalf) and where that document is not entered into on the date of this Agreement, with such amendments as the Buyer and the Sellers’ Representatives (on behalf of the Sellers) may subsequently agree;

(i)	the words "other", "including", "includes", "include", "in particular" and any similar words shall not limit the general effect of words that precede or follow them;

(j)	any sum in any currency which is required to be construed, for the purposes of this Agreement, as a sum in any other currency (for example, in construing for the purposes of Schedule 8 the amount of a Warranty Claim which is not denominated in Euros) shall, unless expressly stated otherwise, be regarded as converted into that other currency at the Exchange Rate on the date of this Agreement;

(k)	“Euros” and “€” shall each mean the lawful currency of the Eurozone monetary union; and

(l)	any reference in this Agreement to a time of day, shall be to the time of day on the relevant date in Vienna, Austria.

2.	CONDITIONS PRECEDENT

2.1	Completion is conditional on the satisfaction or, in case of the Parent Reorganisation Condition, waiver by the Sellers' Representatives pursuant to clause 2.3 of:

(a)	the Austrian Regulatory Condition; and

(b)	the condition that: (i) the Parent Reorganisation has been completed and such fact has been notified by the Parent to the Sellers' Representatives; or (ii) the shareholders of the Parent have decided not to implement the Parent Reorganisation and such fact has been notified by the Parent to the Sellers' Representatives (the "Parent Reorganisation Condition").

2.2	The Parent shall use all reasonable endeavours (including in relation to any conditions imposed by any competent authority) to ensure that the Austrian Regulatory Condition is satisfied as soon as reasonably practicable, and shall notify the Sellers' Representatives, with appropriate supporting documentation, as soon as reasonably practicable after it becomes aware that the Austrian Regulatory Condition is satisfied or has become, or is likely to become, incapable of being satisfied. The Parent shall file the relevant notification with the Austrian Ministry for Digitalization and Economic Affairs (Bundesministerium für Digitalisierung und Wirtschaftsstandort) as soon as reasonably practicable but in any case within 10 Business Days following the date of this Agreement.

2.3	The Parent shall use all reasonable endeavours to ensure that the Parent Reorganisation Condition is satisfied as soon as reasonably practicable, and shall notify the Sellers' Representatives, with appropriate supporting documentation, as soon as reasonably practicable after it becomes aware that the Parent Reorganisation Condition is satisfied. The Sellers' Representatives (acting jointly) may, in their sole discretion, at any time waive the Parent Reorganisation Condition.

2.4	The Sellers’ Representatives and the Sellers shall provide such assistance, information and documentation as may reasonably be required to enable the Parent to comply with its obligations under clause 2.2.

2.5	The Parent shall promptly notify the Sellers' Representatives sufficiently in advance of any notification, submission, response or other communication (excluding communications of an administrative nature) which it proposes to make or submit to any regulatory authority in connection with the process relating to the Austrian Regulatory Condition and at the same time provide the Sellers' Representatives with copies thereof and any supporting documentation or information reasonably requested by the Sellers' Representatives provided that the Parent shall not be required to provide the Sellers' Representatives with any confidential information or business secrets; such information to be provided to Sellers’ Solicitors on a counsel-to-counsel basis only. The Parent shall to take into account the reasonable comments of the Sellers' Representatives in relation to any such notification, submission, communication or response to a request for further information prior to making the relevant notification, submission, communication or response. The Parent further agrees to keep the Sellers' Representatives reasonably informed as to the material progress of any process or notification in relation to the Austrian Regulatory Condition and shall permit the Sellers' Solicitors to attend all material meetings and conference calls with any regulatory authority or other persons or bodies (unless prohibited by the authority or other person) in connection with the transactions contemplated herein and to make oral submissions at such meetings and conference calls.

2.6	If the Conditions are not satisfied or, in case of the Parent Reorganisation Condition, waived pursuant to clause 2.3 on or before 5.30 p.m. on 30 November 2021, this Agreement shall automatically terminate (other than the Surviving Provisions which shall remain binding on the Parties in accordance with their terms). In such event, neither party shall have a claim against the other except for any rights and liabilities which have accrued before termination or under the Surviving Provisions.

3.	AGREEMENT FOR SALE AND MERGER

3.1	Each Seller agrees to sell and transfer and the Parent agrees to procure that the Buyer buys and takes over that Seller's Relevant Sale Share pursuant to the terms of this Agreement, provided that the transfer and assignment of all Sale Shares shall become effective immediately upon the execution of the Acquisition Instrument. Each Seller shall sell his Relevant Sale Share free from all Encumbrances and with all rights attaching to them at Completion, including the right to receive all dividends and other distributions declared, made or paid after Completion.

3.2	Immediately following Completion, the Parent, the Buyer and the Sellers holding Merger Shares shall implement the Merger in accordance with clause 7.9.

3.3	Each Seller herewith unconditionally and irrevocably, in form of a circular resolution, (i) approves the execution and performance of this Agreement and the transactions contemplated herein (including the sale, transfer and assignment of the Sale Shares), and (ii) waives any rights of pre-emption or similar rights conferred on it by the articles of association of the Company or otherwise existing in respect of any of the Sale Shares.

3.4	The Buyer shall not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

4.	CONSIDERATION

4.1	The consideration for (i) the Sale Shares and (ii) the other transactions to be performed by the Sellers pursuant to this Agreement (the “Purchase Price”) shall be:

(a)	the Cash Consideration;

(b)	plus the Consideration Shares,

and shall be allocated between the Sellers in accordance with Schedule 1.

4.2	Any amount paid by or on behalf of any Seller in respect of any claim for any breach of this Agreement or pursuant to any indemnity or undertaking to pay any amount under this Agreement shall, to the extent permitted by law, be deemed to reduce the Purchase Price attributable to such Seller by, and be a repayment of, that amount.

5.	PERIOD BEFORE MERGER COMPLETION

5.1	Each Seller shall, to the extent legally possible and permissible and in so far as it is within each of its respective power to control the same, procure that during the period beginning on the signing of this Agreement and ending at Completion and the Parties shall, to the extent legally possible and permissible and in so far as it is within each of its respective power to control the same, procure that from Completion until Merger Completion:

(a)	the Company shall not take any action set out in Schedule 3 without the prior written consent of the Parent;

(b)	neither the Company nor the shareholders shall declare, make or pay any dividend or other distribution by the Company without the prior written consent of the Parent;

(c)	subject to (i) clause 5.3 and (ii) the Sellers' right to exclude the Parent from any information, (internal) discussions or meeting relating to this Agreement (and any ancillary agreements) and the Transaction, the Parent receives notice of and is allowed to be present as an observer, through any duly authorised representative, at any meeting of the shareholders of the Company held during that period; and

(d)	subject to (i) clause 5.3 and (ii) the Sellers' right to exclude the Parent from any information, (internal) discussions or meeting relating to this Agreement (and any ancillary agreements) and the Transaction, to the extent permitted under Competition Law, the Parent and its agents and representatives are, upon reasonable prior notice to the Sellers' Representatives:

(i)	given reasonable access during normal business hours to the books, records and Key Persons of the Company and to the Properties;

(ii)	permitted to make copies of any documents and records of the Company reasonably required by the Parent in connection with this Agreement;

(iii)	subject to clause 22, given reasonable prior notice of any press release or other public announcement relating to the Company; and

(iv)	provided with any information relating to the business and affairs of the Company as any of them may from time to time reasonably require.

5.2	In case the Parent fails to respond to a request to consent to a specific transaction issued by a Seller or the Company in accordance with clause 5.1(a) within 10 Business Days, such consent shall be deemed granted. For purposes of clauses 5.1(a) and 5.2, consent requests issued by e-mail to and approvals given by CFO Ben Taylor on behalf of the Parent via e-mail (btaylor@exscientia.co.uk) shall be sufficient.

5.3	The Parent’s rights pursuant to clauses 5.1(c) and 5.1(d) shall be subject to the Sellers' and the Company's right to limit disclosures pursuant to good faith efforts to preserve (i) business secrets, know-how or other confidential information of the Company and (ii) their rights under this Agreement.

5.4	During the period beginning on the signing of this Agreement and ending at Merger Completion, no Seller shall dispose of any interest in or otherwise grant an Encumbrance in respect of any of his relevant Outstanding Share other than pursuant to this Agreement.

5.5	Each Seller shall promptly notify the Parent in writing of any matter which becomes known to him before Completion and which constitutes, or might reasonably be expected (either immediately or after the lapse of time) to constitute, a breach of any of the Warranties given by that Seller as at the date of this Agreement, a breach of any of the Warranties to be given by that Seller when given as at Completion, or a material adverse change in the financial or trading position, operations or prospects of the Company.

5.6	The Parent shall promptly notify the Sellers’ Representatives in writing following the completion of the Parent Reorganisation and/or an IPO, in each case to the extent that the relevant event occurs prior to Completion.

5.7	As soon as reasonably practicable following completion of the Parent Reorganisation, the Parent shall procure that the New Parent Holdco accedes to this Agreement by the execution of the New Parent Holdco Accession Deed.

5.8	The Sellers’ Representatives (acting jointly) shall, on the third Business Day before the Completion Date, notify the Parent of the Estimated Adjustment Amount and the Estimated Phantom Rights Amount.

5.9	The notice given under clause 5.8 shall be given in good faith, as soon as reasonably practicable after 5.30pm on the relevant date and shall be accompanied by a breakdown of the items comprised within the estimate and any relevant supporting documentation. The Sellers' Representatives shall provide any information in relation to such estimate as the Parent or the Buyer may from time to time reasonably require.

5.10	The Parent shall incorporate the Buyer as soon as reasonably practicable but in any case within six weeks following the date of this Agreement. As soon as reasonably practicable following the incorporation of the Buyer, the Parent shall procure that the Buyer accedes to this Agreement by the execution of the Buyer Accession Deed.

6.	TERMINATION

6.1	If at any time before Completion:

(a)	the Parent becomes aware of any breach of any of the Title and Capacity Warranties given as at the date of this Agreement or of any matter which would constitute a breach of any of the Title and Capacity Warranties if repeated as at Completion (reading, for the purposes of this clause 6.1, references in the Warranties (whether express or implied) to the date of this Agreement as references to the Completion Date); or

(b)	the Parent becomes aware of any breach of any of the Warranties (other than the Title and Capacity Warranties) given as at the date of this Agreement or of any matter which would constitute a breach of any of such Warranties if repeated as at Completion (reading, for the purposes of this clause 6.1, references in such Warranties (whether express or implied) to the date of this Agreement as references to the Completion Date where, in either case, the effect of that breach (or the cumulative effect of those breaches if there is more than one):

(i)	has, will or would reasonably be expected to result in Losses of the Buyer or the Company in excess of €5,000,000; or

(ii)	would prevent any of the Sellers from transferring and assigning any Sale Share to the Buyer in accordance with the terms of this Agreement,

the Parent may, without prejudice and in addition to any other right or remedy it may have, by notice to the Sellers' Representatives, postpone Completion for a period not exceeding 20 Business Days, elect to proceed to Completion, or elect not to complete the sale and purchase of the Sale Shares. If Completion is so postponed by the Parent on any occasion, this clause 6.1 shall continue to apply, as appropriate, with respect to each occasion to which it is postponed.

6.2	If the Parent elects not to complete the sale and purchase of the Sale Shares in accordance with clause 6.1, the Parties shall have no further rights or obligations under this Agreement, other than accrued rights and obligations at the time of that election and for those purposes the Surviving Provisions shall remain binding on the Parties in accordance with their terms.

7.	COMPLETION AND MERGER

7.1	Subject to clause 6, Completion shall take place at midday remotely or at the offices of the Buyer's Austrian Counsel on the fifth Business Day after the Conditions are both satisfied or, in case of the Parent Reorganisation Condition, waived in accordance with clause 2.3, or any other day and time the Parties may agree (the “Completion Date”).

7.2	At Completion, the Sellers and the Parent shall comply, and the Parent shall procure that the Buyer complies, with their respective obligations set out in Schedule 4.

7.3	Subject to and immediately after the Sellers, the Parent and the Buyer having complied with their obligations set out in Schedule 4, at Completion the Parent shall procure that the Buyer shall pay an amount equal to the sum of: (i) the Estimated Cash Consideration; and (ii) the Estimated Phantom Rights Amount to the Retention Account maintained with the Retention Agent with the instruction to release the funds on the Merger Completion Date in accordance with clause 10.12. To finance the payments by the Buyer pursuant to item (ii) of the preceding sentence, the Parent shall pay an unconditional and irrevocable shareholder contribution (Gesellschafterzuschuss) to the Buyer.

7.4	Immediately following Merger Completion but in any event within 2 Business Days thereafter, the Parent shall: (i) cause the Consideration Shares to be allotted and issued to or for the account of the Sellers, credited as fully paid in such amounts as are set out against each such Seller’s name in columns (D) and (E) of Schedule 1; and (ii) deliver to each Seller duly executed certificates of the relevant Consideration Shares to be allotted to such Seller.

7.5	Immediately following receipt of the payments pursuant to section 7.3 by the Retention Agent, the Buyer and the Sellers shall at Completion enter into the Acquisition Instrument. The transfer and assignment of the Relevant Sale Share from the relevant Seller to the Buyer shall become effective immediately upon execution of the Acquisition Instrument. Immediately following Completion, the Parties shall execute a closing memorandum confirming that: (i) the Conditions have been satisfied or, as the case may be, waived; (ii) all actions pursuant to Schedule 4, clauses 7.3 and 7.5 have been performed or waived; and (iii) that Completion has occurred.

7.6	If either: (i) the Sellers; or (ii) the Parent or the Buyer (referred to in this clause 7 as the "defaulting party") do not or are unable to fulfil any of their respective obligations set out in Schedule 4 or clauses 7.3 or 7.5 at the time when Completion is due to take place under clause 7.1, the other Party (referred to in this clause 7 as the "non-defaulting party") may, without prejudice and in addition to any other right or remedy the non-defaulting party may have, by notice to the defaulting party:

(a)	postpone Completion for a period not exceeding 20 Business Days; or

(b)	elect to proceed to Completion, in which case the defaulting party shall be obliged to fulfil those obligations set out in Schedule 4 or clauses 7.3 or 7.5 which the defaulting party is then able to fulfil and to fulfil the remaining obligations on or before any later date specified for the purpose in the notice; or

(c)	if having already given notice under clause 7.6(a) and the period of postponement so notified having elapsed without each unfulfilled obligation in question having been fulfilled, elect not to complete the sale and purchase of the Sale Shares, and for the purposes of this clause 7.6, notices to be given by or to the Sellers shall be given by or to the Sellers' Representative.

7.7	If Completion is postponed on any occasion under clause 7.6(a), this clause 7 shall apply with respect to each occasion to which it is so postponed.

7.8	If the non-defaulting party elects not to complete the sale and purchase of the Sale Shares in accordance with clause 7.6(c), the Parties shall have no further rights or obligations under this Agreement, other than accrued rights and obligations at the time of that election and for those purposes the Surviving Provisions shall remain binding on the Parties in accordance with their terms.

7.9	Immediately following Completion:

(a)	the Parent as shareholder of the Buyer shall hold a shareholders meeting in the form to be agreed in good faith between the Parent and the Sellers holding Merger Shares as soon as reasonably practicable after the date of this Agreement pursuant to which, inter alia, the Merger is approved;

(b)	the Buyer and the Sellers holding Merger Shares as shareholders of the Company shall hold a shareholders meeting in the form to be agreed in good faith between the Parent and the Sellers holding Merger Shares as soon as reasonably practicable after the date of this Agreement pursuant to which, inter alia, the Merger is approved;

(c)	the Sellers holding Merger Shares and the Buyer shall procure that the Company enters into and the Buyer shall enter into the Merger Instrument, pursuant to which: (i) the Company as transferring entity shall be merged into the Buyer as absorbing entity; (ii) all assets and liability of the Company are transferred by way of universal succession to the Buyer; and (iii) the Sellers holding Merger Shares waive their right to receive exchange shares in the Buyer in accordance with section 224 para 2 no 2 of the Austrian Stock Corporation Act (Aktiengesetz) in connection with section 96 para 2 of the Austrian Act on Limited Liability Companies (GmbH-Gesetz) (the "Merger"); and

(d)	the Buyer shall file, and the Sellers holding Merger Shares and the Buyer shall procure that the Company files, the Merger with the respective competent commercial registries pursuant to the filing documentation in the form to be agreed in good faith between the Buyer and the Sellers holding Merger Shares as soon as reasonably practicable after the date of this Agreement.

7.10	Schedule 11 contains an overview of the shareholder structure in the Company following completion of certain transactions contemplated by this Agreement.

8.	CONSIDERATION SHARES

8.1	The Consideration Shares to be issued pursuant to clause 7.4 shall be, in the event that Completion occurs:

(a)	prior to completion of the Parent Reorganisation and prior to an IPO, ordinary class A shares, each having a nominal value of £0.001 in the capital of the Parent; or

(b)	after completion of the Parent Reorganisation but prior to an IPO, ordinary class A shares with a nominal value to be determined in the capital of the New Parent Holdco with at least the same economic value, rights and privileges as those shares described in paragraph (a) above; or

(c)	after completion of the Parent Reorganisation and after an IPO, ordinary shares with a nominal value to be determined in the capital of the New Parent Holdco with at least the same economic value, rights and privileges as those shares described in paragraph (a) above, or such other class of shares of no lesser value which rank no lower than those shares listed in paragraphs (a) to (c) above as may be agreed by the Parent and the Sellers (the “Consideration Shares”).

8.2	The Consideration Shares shall be credited as fully paid up and will rank pari passu in all respects with the existing shares of the same class in the same entity, including the right to receive all dividends declared, made or paid after the date on which they are issued (save that they shall not rank for any dividend or other distribution declared, made, or paid before the date on which they are issued).

8.3	Each Seller shall be entitled to direct that its respective Consideration Shares be issued and registered in the name of any nominee or custodian holding such shares on its behalf as bare nominee and the provisions of clauses 7.4 and 8 shall be construed accordingly.

9.	COMPLETION ACCOUNTS AND ADJUSTMENT TO THE AMOUNT PAID AT COMPLETION

9.1	The Buyer and the Sellers shall comply with their respective obligations under Schedule 9 pursuant to which the Completion Statement is to be prepared and become final and binding on the Parties.

9.2	Subject to clause 9.5, on the date falling five Business Days after the Completion Statement becomes final and binding on the Parties:

(a)	if the Estimated Cash Consideration exceeds the Cash Consideration, then the Buyer shall be entitled to payment of such excess from all Sellers (in their Liability Percentage); or

(b)	if the Estimated Cash Consideration is less than the Cash Consideration, then the Buyer shall pay an amount equal to the shortfall to the Sellers apportioned between the Sellers in their Liability Percentage, in each case, such payments shall be made in cash in accordance with clause 19.1.

9.3	On the date falling five Business Days after the Completion Statement becomes final and binding on the Parties:

(a)	if the Phantom Rights Amount exceeds the Estimated Phantom Rights Amount, then the Buyer shall be entitled to payment of such excess from all Sellers (in their Liability Percentage); or

(b)	if the Phantom Rights Amount is less than the Estimated Phantom Rights Amount, then the Buyer shall pay an amount equal to the shortfall to the Sellers apportioned between the Sellers in their Liability Percentage, in each case, such payments shall be made in cash in accordance with clause 19.1.

9.4	Further, in case the Phantom Rights Amount exceeds the Estimated Phantom Rights Amount, the Parent shall, within 5 Business Days after the Completion Statement becomes final and binding on the Parties, pay an irrevocable and unconditional shareholder contribution (Gesellschafterzuschuss) in an amount equal to such difference to the Buyer.

9.5	No payment pursuant to clause 9.2 shall be required to be made unless the amount of that payment exceeds €[****] in which circumstances the whole of that amount shall be payable and not merely the excess over €[****].

9.6	Notwithstanding any provision of Schedule 9, the agreement or determination of the Completion Working Capital and any consequential payment made pursuant to clause 9.2, to the extent not taking into account or fully taking into account any matter then or subsequently giving rise to a Warranty Claim, a Tax Claim or any other claim under this Agreement, shall not prevent the Buyer from asserting that claim, or limit the damages recoverable.

10.	RETENTION

10.1	The Parent and the Sellers shall procure the establishment of the Retention Account prior to the Completion Date and payment shall be made in accordance with clause 7.3 and the Retention Amount shall be held in the Retention Account in accordance with the terms of this clause 10 and the Retention Letter.

10.2	Any interest accruing on the credit balance on the Retention Account from time to time shall be credited to the Retention Account and form part of the Retention Amount and any payment of principal out of the Retention Account shall include a payment of the interest earned on that principal sum.

10.3	The liability to Tax on any interest on any amount in the Retention Account shall be borne by the party ultimately entitled to that interest.

10.4	The Parent and the Sellers (acting by the Sellers’ Representatives) shall promptly provide such instructions to the Retention Agent (where relevant in the form specified by the Retention Letter) and take all other actions in relation to the Retention Account as are necessary to give effect to the provisions of this clause 10.

10.5	Nothing in this clause 10 shall prejudice, limit or otherwise affect any right or remedy the Buyer or the Parent may have against the Sellers from time to time, whether arising under this Agreement.

10.6	No amount shall be released from the Retention Account otherwise than in accordance with this clause 10 and the terms of the Retention Letter.

10.7	If a payment is due to the Buyer under clause 9.2 that is:

(a)	less than the Retention Amount, the Parent and the Sellers’ Representatives (acting jointly) shall instruct the Retention Agent to release to the Buyer from the Retention Account the amount due to the Buyer pursuant to clause 9.2; or

(b)	equal to or greater than the Retention Amount, the Parent and the Sellers’ Representatives (acting jointly) shall instruct the Retention Agent to release to the Buyer the full amount standing to the credit of the Retention Account.

10.8	If a payment that is due to the Buyer under clause 9.2 or 9.3 is not satisfied in full by a payment to the Buyer from the Retention Account, nothing in this Agreement shall prevent or otherwise restrict the Buyer’s right to recover the balance from the Sellers in proportion to their Liability Percentage, and the Completion Accounts Adjustment Amount due to the Buyer (to the extent not so satisfied from the Retention Account) shall remain fully enforceable against the Sellers in proportion to their Liability Percentage.

10.9	If a Notified Claim which is not a Tax Claim arises and is Resolved on or before the Release Date, the Parent and the Sellers’ Representatives shall instruct the Retention Agent to release to the Buyer out of the Retention Amount standing to the credit of the Retention Account the Due Amount in respect of that Notified Claim or, if lower, the amount of the Retention Amount standing to the credit of the Retention Account.

10.10	If a Notified Claim which is a Tax Claim arises and is Resolved on or before the Release Date, the Parent and the Sellers’ Representatives may (at the election of the Parent) instruct the Retention Agent to release to the Buyer out of the Retention Amount standing to the credit of the Retention Account the Due Amount in respect of that Tax Claim or, if lower, the amount of the Retention Amount standing to the credit of the Retention Account.

10.11	For the avoidance of doubt:

(a)	any Notified Claim which is not a Tax Claim that arises and is Resolved on or before the Release Date must be claimed out of the Retention Amount standing to the credit of the Retention Account before any further claim can made against the Sellers in proportion to their Liability Percentage; and

(b)	any Notified Claim which is a Tax Claim that arises and is Resolved on or before the Release Date may be claimed out of the Retention Amount standing to the credit of the Retention Account or directly against the Sellers in proportion to their Liability Percentage at the sole election of the Parent.

10.12	The Parent and the Sellers’ Representatives shall instruct the Retention Agent to pay on the Merger Completion Date:

(a)	to the Sellers an amount equal to the Estimated Cash Consideration standing to the credit of the Retention Account less the Retention Amount in proportion to their Cash Consideration Percentage; and

(b)	to the Buyer, who has by way of the Merger assumed the respective obligations of the Company to make the relevant payments underlying the Phantom Rights Amount, an amount equal to the Estimated Phantom Rights Amount.

10.13	On the Release Date, the Parent and the Sellers’ Representatives shall instruct the Retention Agent to pay to the Sellers out of the Retention Amount standing to the credit of the Retention Account an amount (if any) equal to the Retention Amount standing to the credit of the Retention Account at that time, less the following sums:

(a)	in respect of each Outstanding Claim (if any) an amount equal to the Parent’s reasonable estimate (acting in good faith) of the Sellers’ liability in respect of that Outstanding Claim or, if lower, the amount of the Retention Amount standing to the credit of the Retention Account; and

(b)	in respect of each Due Amount, to the extent that it has not been satisfied in accordance with Clause 10.9 or otherwise on or before the Release Date, the amount of the Due Amount or, if lower, the amount of the Retention Amount standing to the credit of the Retention Account, such payment to be paid to the Sellers in accordance in their Liability Percentage.

10.14	If following the Release Date, the Retention Amount (or any part of it) continues to be held in the Retention Account pending resolution of any Outstanding Claims, the following provisions shall apply:

(a)	upon an Outstanding Claim being Resolved, the Parent and the Sellers’ Representatives shall instruct the Retention Agent to release to the Buyer out of the Retention Amount standing to the credit of the Retention Account any unpaid Due Amount in respect of that Outstanding Claim or, if lower, the Retention Amount standing to the credit of the Retention Account (less any applicable bank charges); and

(b)	after all Outstanding Claims have been Resolved and all Due Amounts (if any) have been paid to the Parent in full, the Parent and the Sellers’ Representatives shall instruct the Retention Agent to release to the Sellers (in proportion to their Liability Percentage) the remaining balance (if any) of the Retention Amount standing to the credit of the Retention Account (together with any accrued interest on the amount so paid but less any applicable bank charges).

10.15	All payments made from the Retention Account in connection with a Notified Claim to the Buyer or the Parent under this clause 10 shall (to the extent permitted at law) be treated as a reduction of the Purchase Price.

10.16	For the purpose of calculating any payment out of the Retention Account in Euros, where the underlying amount is incurred or paid in another currency, the applicable Euro amount shall be determined using the Exchange Rate.

11.	LOCK-UP

11.1	The Sellers agree that, in the event of an IPO, their Consideration Shares shall be subject to a lock-up of a duration of 180 days following the date of the IPO.

11.2	The Sellers agree:

(a)	to execute any documents relating to the lock-up required in connection with an IPO, provided that the terms are no more onerous than those imposed on the holders of any class of shares in the Parent or the New Parent Holdco, as applicable, that benefits from a liquidation preference immediately prior to any conversion to ordinary shares in connection with such IPO and subject always to the lock-up period referred to in clause 11.1; and

(b)	that the Parent or the New Parent Holdco, as applicable, shall not be required to register any transfer that would be in breach of such lock-up.

11.3	Each Seller hereby irrevocably appoints any director of the Parent to act as his duly authorised agent and attorney (“IPO Attorney”) to take such actions where a party fails to comply with the provisions of clauses 11.1 and 11.2 within five Business Days of being requested by the Parent to do so (“IPO Defaulting Party”), but only for as long as the IPO Defaulting Party continues to fail to comply with its obligations under clauses 11.1 and 11.2. The IPO Attorney is (as security for the performance of the IPO Defaulting Party’s obligations) irrevocably appointed and authorised to be the true and lawful attorney for the IPO Defaulting Party and in its name and on its behalf to exercise in the absolute discretion of the IPO Attorney all voting rights attaching to the Consideration Shares of the IPO Defaulting Party. The power of attorney set out in this clause 11.3 is granted to secure the performance by the Sellers of their obligations under clause 11.3 and shall be irrevocable.

12.	KEY PERSON EQUITY CLAWBACK

12.1	For the purposes of this Clause, the “Clawback Release Date” and associated “Unreleased Percentage” and shall have the meanings given in the following table:

Clawback Release Date	Unreleased Percentage
From the Completion Date until the first anniversary of the Completion Date	[****]

On and from the first anniversary of the Completion Date until (but excluding) the second anniversary of the Completion Date	[****]
On and from the second anniversary of the Completion Date until (but excluding) the third anniversary of the Completion Date	[****]
On and from the third anniversary of the Completion Date	[****]

12.2	For the purposes of this clause “Clawback Shares” means [****].

12.3	Where a [****].

12.4	If, during the period beginning on the Merger Completion Date and ending on the third anniversary of the Completion Date (the “Clawback Period”) [****].

12.5	If the Parent or the New Parent Holdco (as applicable) elects to exercise its rights under clause 12.4 in respect to [****].

12.6	[****].

12.7	[****].

13.	RELEASE OF ASSURANCES

Each Seller shall, at the cost of that Seller, execute and deliver all documents, and use all reasonable endeavours to take all other actions as the Parent or the Buyer may reasonably request from time to time after Completion, in order to effect the release and discharge in full (on a non-recourse basis to the Parent, the Buyer and the Company) of any Assurance given by the Company to any person in respect of any obligation of that Seller or any Associate of that Seller. Pending each such release and discharge, the relevant Seller shall pay to the Buyer on demand the amount of all Losses incurred by the Company arising directly or indirectly from or in connection with any such Assurance given by the Company to any person in respect of any obligation of that Seller or any Associate of that Seller.

14.	WARRANTIES

14.1	Subject to this clause 14 (including clause 14.8) and Schedule 8, each Seller severally and not jointly (einzelschuldnerisch) warrants by means of an independent guarantee within the meaning of Article 880a second part (zweiter Halbsatz) ABGB to the Parent that, save as Disclosed, each of the Title and Capacity Warranties is true and accurate as at the date of this Agreement and again as at Completion solely in respect of such Seller and its Relevant Sale Share.

14.2	Subject to this clause 14 (including clause 14.8), Schedule 6 and Schedule 8, each Key Person severally and not jointly (einzelschuldnerisch) warrants by means of an independent guarantee within the meaning of Article 880a second part (zweiter Halbsatz) to the Parent that, save as Disclosed, each of the General Warranties and the Tax Warranties is true and accurate as at the date of this Agreement and again as at Completion (except where expressly made with reference to a specific point in time, in which case such Warranty is given at such point in time only).

14.3	Each of the Warranties is separate and is to be construed independently of, and without reference to qualifications contained in, the other Warranties.

14.4	The Sellers acknowledge that the Parent is entering into this Agreement and that the Buyer will accede to this Agreement in reliance on the Warranties and will have the benefit of the Warranties as if such Warranties were given both to the Buyer and the Parent.

14.5	The Sellers do not represent or warrant or make any representation or warranties other than the Warranties. Save for the Warranties, the Sellers shall not be liable for any other, expressed or implied, representation and warranties and each of the Parent and the Buyer confirms that it does not rely on any other representation and warranties other than the Warranties.

14.6	Where any statement in the Warranties is qualified by the expression “to the best of the knowledge, information and belief of the Key Persons” or “so far as the Key Persons are aware” or any similar expression, the Key Persons shall be deemed to have knowledge of all facts, matters and circumstances of which any Key Person is actually aware.

14.7	Each Seller unconditionally and irrevocably waives any rights that Seller may have (in each case whether founded in negligence or otherwise) against the Company, or any director, employee, officer or agent of the Company, on whom that Seller has or may have relied in connection with preparing the Disclosure Letter or agreeing to any terms of this Agreement or any document to be entered into pursuant to it. Nothing in this clause 14.7 shall apply to restrict the ability of any Seller to make any claim against any person for fraud, nor shall it apply to preclude any Seller from claiming against any other Seller by virtue of any right of contribution or indemnity to which he might be entitled.

14.8	Paragraph 2 of Part 3 of Schedule 6 (in the case of a Tax Claim) and Schedule 8 (in the case of a Warranty Claim and, where specified, a Tax Claim) shall apply to limit or exclude, in accordance with their respective terms, any liability which the Sellers might otherwise have in respect of any Warranty Claim or any Tax Claim.

14.9	The Parent warrants by means of an independent guarantee within the meaning of Article 880a second part (zweiter Halbsatz) ABGB to each of the Sellers as at the date of this Agreement and, except for the warranty pursuant to clause 14.9(b), again as at Completion that:

(a)	the Parent is duly incorporated under the laws of its jurisdiction of incorporation;

(b)	the Parent is the ultimate holding company of the Buyer's Group;

(c)	the Parent has and, upon their respective incorporation, each of the Buyer and New Parent Holdco will have the right, power and authority to enter into (or accede to) and perform its respective obligations under this Agreement (or will have at the time such obligations are to be performed) and the provisions of this Agreement will, when executed, constitute valid and binding obligations on the Parent, and, upon their respective accession to this Agreement, the Buyer and New Parent Holdco;

(d)	the execution and delivery of, and the performance by the Parent, the Buyer and New Parent Holdco of its respective obligations under this Agreement will neither:

(i)	result in a breach of any provision of its memorandum or articles of association or any document, order or judgment that applies to or binds it or any of its assets; nor

(ii)	result in a breach of any order, judgment or decree of any court or governmental entity to which it is a party or by which it is bound;

(e)	except as expressly provided in this Agreement, all permits or filings with any governmental entity and all agreements of any other person which are necessary for the Parent, the Buyer and New Parent Holdco to obtain in order to enter into (or accede to) and perform its respective obligations under this Agreement in accordance with their respective terms have been obtained in writing (or will have been at the time such obligations are to be performed);

(f)	the Parent has not received notice in writing of any claim in respect of the warranties given by the Parent to certain investors pursuant to the Series D Subscription Agreement;

(g)	the Consideration Shares (i) will, when issued and allotted in accordance with this Agreement, be validly issued and allotted to the respective Seller in accordance with applicable law and be fully paid in compliance with all applicable laws, and (ii) are not subject to any Encumbrances (other than as set forth in the Series D Shareholders’ Agreement) or the shareholders’ agreement relating to the New Parent Holdco on substantially similar terms to the Series D Shareholders’ Agreement;

(h)	upon an IPO the Consideration Shares will convert 1:1 into publicly listed common stock (in the same manner as all other shares of the Parent or the New Parent Holdco (as applicable);

(i)	at Completion, the Parent holds 100% of the outstanding share capital in the Buyer and, except for the transaction contemplated by this Agreement, the Buyer has not conducted any business; and

(j)	there are no:

(i)	judgments, orders, injunctions or decrees of any governmental entity or court or arbitration tribunal outstanding against or affecting the Parent;

(ii)	law suits, actions or proceedings outstanding or have been threatened, or so far as the Parent is aware, pending against or affecting Buyer's Group; or

(iii)	investigations by any governmental entity which are outstanding or have been threatened or, so far as the Parent is aware, are pending against Buyer's Group,

in each case that will, or is reasonably likely to have, an adverse effect on the ability of the Parent to execute and deliver, or perform, its obligations under this Agreement.

14.10	The Parent does not represent or warrant or make any representation or warranties other than the warranties set out in clause 14.9. Save for the warranties set out in clause 14.9, the Parent shall not be liable for any other, expressed or implied, representation and warranties and each of the Sellers confirms that it does not rely on any other representation and warranties other than the warranties set out in clause 14.9.

15.	TAXATION

15.1	The provisions of parts 1 and 2 of Schedule 6 shall apply with effect from the date of this Agreement save that the provisions in part 3 of Schedule 6 shall apply with effect from Completion.

15.2	The Disclosure Letter shall not qualify the Tax Covenant or otherwise limit the liability of the Sellers in respect of any claim brought by the Parent under the Tax Covenant.

16.	PROTECTION OF THE INTERESTS OF THE PARENT AND THE BUYER

16.1	Each of the Founders (other than Dr Werner Lanthaler, Dr Gustav Ammerer and W.LAN Holding GmbH) acknowledges that the Buyer is buying the Sale Shares in accordance with the terms of this Agreement and that the Buyer is therefore entitled to protect the goodwill of the Company. Accordingly, each of the Founders (other than Dr Werner Lanthaler, Dr Gustav Ammerer and W.LAN Holding GmbH) agrees with the Parent and the Buyer that he shall not, directly or indirectly, alone or jointly with any other person, and whether as a shareholder, partner, director, principal, consultant or agent or in any other capacity (save for the purposes only of any continuing employment or engagement of that Founder (other than Dr Werner Lanthaler, Dr Gustav Ammerer and W.LAN Holding GmbH) by the Company or any member of the Buyer’s Group):

(a)	for a period of 24 months starting on the Completion Date, employ or engage the services of any Employee; or

(b)	for a period of 24 months starting on the Completion Date induce, or endeavour to induce, any Employee to leave his position, whether or not that person would commit a breach of his contract by so leaving.

16.2	Nothing in clause 16.1 shall prohibit the placing of a public advertisement for any post if the advertisement is not specifically targeted at any Employee, nor shall it prohibit the employment of any Employee who applies for a post so advertised.

16.3	No Seller shall, at any time after Completion, disclose or use any confidential information relating to the Company or the Company's customers or suppliers, save for the purposes only of any continuing employment or engagement of that Seller by the Company or any member of the Buyer’s Group, and each of the Sellers shall use all reasonable endeavours to prevent the publication or disclosure of any such confidential information. This clause shall not prohibit the use or disclosure of any such confidential information to the extent permitted by clause 22.

16.4	No Seller shall at any time after the Completion Date:

(a)	use in any manner in the course of any business, or (so far as within his power) permit or encourage to be so used (other than by the Company) the name “Allcyte”, or any other trade name, business name, mark, sign or logo used by the Company (or any confusingly similar name, mark, sign or logo); or

(b)	present himself or permit himself to be presented as in any way connected with the Company or interested in any of the Sale Shares,

other than in relation to references to being a former shareholder of the Company or holder of the relevant Consideration Shares. Further, the Sellers shall be entitled to communicate the IRR and other relevant KPIs of their investment in the Company to its shareholders, (potential) investors and financing sources.

16.5	Each of the Sellers shall ensure that none of his Associates takes or omits to take any action which, if taken or omitted by that Seller, would constitute a breach of clause 16.3 or 16.4 and each of the Founders (other than Dr Werner Lanthaler, Dr Gustav Ammerer and W.LAN Holding GmbH) shall ensure that none of his Associates takes or omits to take any action which, if taken or omitted by that Seller, would constitute a breach of clause 16.1.

16.6	Since the Sellers have confidential information relating to the Company and a detailed awareness of the Company’s client and supplier connections, and since the purchase price payable for the Sale Shares has been calculated on the basis that the Sellers would assume the obligations set out in this clause 16, the Parties acknowledge that each of those obligations is reasonable as to subject matter, area and duration and is necessary to protect the Buyer's legitimate interest in the goodwill of the Company.

16.7	Without prejudice to any other remedy which may be available to the Parent or the Buyer, the Parties agree that the Parent or the Buyer shall be entitled to seek injunctive or other equitable relief in relation to any breach of clauses 16.1, 16.3, 16.4 and 16.5, it being acknowledged that an award of damages might not be an adequate remedy if there is such a breach.

16.8	Each of the Sellers and the Parent acknowledges that he/it has entered into this Agreement on an arm's length basis and that he/it has taken independent legal advice in so doing.

17.	REINVESTMENT OF CASH CONSIDERATION

The Parent shall use commercially reasonable efforts to provide each Seller with the opportunity to participate in the book building process with respect to the IPO and reinvest its respective portion of the Cash Consideration in the IPO.

18.	GUARANTEE

The Parent guarantees by means of an independent guarantee within the meaning of Article 880a second part (zweiter Halbsatz) ABGB and without objections to each of the Sellers, the due and punctual performance of the Buyer's obligations under this Agreement and the documents and agreements referred to herein, and fully indemnifies each Seller and its Associates against any Losses that such Seller or any of its Associates incurs arising from or in connection with the Buyer's failure to fulfil any of its obligations under this Agreement or the documents and agreements referred to herein.

19.	PAYMENTS AND INTEREST

19.1	Payments to be made in cash to the Sellers (or any of them) under this Agreement shall be made in Euros by electronic transfer of immediately available funds to any single account of which the Sellers’ Representatives (acting jointly) give the Buyer at least three prior Business Days' written notice from time to time (the "Sellers' Account").

19.2	Payments to be made in cash to the Buyer under this Agreement shall be made in Euros by electronic transfer of immediately available funds to the Buyer's Solicitors or to any other single account of which the Buyer gives the Sellers’ Representatives at least three prior Business Days' written notice from time to time.

19.3	Payment of any sum to the Buyer's Solicitors or otherwise in accordance with clause 19.1 or clause 19.2 will discharge the obligations of the paying party to pay the sum in question and the paying party shall not be concerned to see the application of the monies so paid.

19.4	All payments to be made under this Agreement shall be made free and clear of all deductions, withholdings, counterclaims or set-off of any kind except for those required by law.

19.5	If the Buyer, the Parent, the New Parent Holdco or the Company has from time to time any obligation to account for any Tax arising in respect of or connection with any other Party in relation to any payment to be made to such other Party pursuant this Agreement (including pursuant to any Consideration Shares), or in relation to any other matter pursuant to this Agreement involving such Party (including any issue of Consideration Shares to any Seller or any shares in the New Parent Holdco which are issued to any Seller in exchange for the transfer to the New Parent Holdco of any Consideration Shares), the Buyer, the Parent, the New Parent Holdco or the Company shall be entitled, if and to the extent that the Buyer, the Parent, the New Parent Holdco or the Company has not otherwise recovered, or been made whole in respect of, such amount pursuant to this Agreement, to deduct or withhold an amount equal to such Tax from any payment to the receiving Party, provided that any such amount so deducted or withheld shall be treated as being received by the relevant receiving Party.

19.6	If:

(a)	any deduction or withholding is required by law to be made from any sum payable by the Sellers (or any of them) to the Parent, the Buyer or to the New Parent Holdco under this Agreement, the Sellers (or the relevant Seller as the case may be) shall be obliged to pay such increased sum as will, after the deduction or withholding has been made, leave the Parent, the Buyer or the New Parent Holdco with the same amount as it would have been entitled to receive in the absence of such requirement to make a deduction or withholding; and

(b)	any sum paid or payable to the Parent, to the Buyer or to the New Parent Holdco under this Agreement ("original sum") is or will be chargeable to Tax, the Sellers (or the relevant Seller as the case may be) shall be obliged to pay on demand such additional sum to the Parent, the Buyer or to the New Parent Holdco as will ensure that, after payment of the Tax, the Parent, the Buyer or the New Parent Holdco is left with an amount equal to the original sum, and for these purposes a sum shall be regarded as chargeable to Tax in circumstances where it would have been chargeable to Tax but for some Relief available to the Parent, the Buyer or the New Parent Holdco, save that if any Seller makes an increased payment pursuant to clause 19.6(a) in respect of which the Parent, the Buyer or the New Parent Holdco receives or is granted any credit against, relief for, or repayment of, any Tax payable by the Parent, the Buyer or the New Parent Holdco, which credit, relief, or repayment the Parent, the Buyer or the New Parent Holdco would not otherwise have received or been granted, the Parent shall reimburse such Seller such amount as shall leave the Parent, the Buyer or the New Parent Holdco in no worse position than it would have been in had there been no such deduction or withholding.

20.	FURTHER ASSURANCE

20.1	The Sellers shall at their own cost execute all such documents and do or cause to be done all such other things as the Parent or the Buyer may from time to time reasonably require in order to vest in the Buyer legal title to and the full benefit of the Sale Shares and otherwise to give full effect to this Agreement.

20.2	The Parent shall at its own cost execute all such documents and do or cause to be done all such other things as each Seller may from time to time reasonably require in order to vest in the relevant Seller legal title to and the full benefit of the relevant Consideration Shares and otherwise to give full effect to this Agreement.

21.	ASSIGNMENT AND NOVATION

21.1	This Agreement shall be binding on and enure for the benefit of the successors and permitted assignees of the Parties.

21.2	Except as provided in clause 21.3, no party may assign or otherwise dispose of any rights under this Agreement, at law or in equity, including by way of declaration of trust. Any purported assignment in breach of this clause shall be void and confer no rights on the purported assignee.

21.3	The Parent and the Buyer may assign all or any of its rights under this Agreement to its bankers by way of security and to any member of the Buyer's Group, provided that (i) the Parent or Buyer (as applicable) shall remain jointly and severally (solidarisch) liable for its obligations under this Agreement, and (ii) any such member of the Buyer's Group shall cease to be entitled to exercise those rights, and shall reassign those rights to the Parent or Buyer (as applicable), on ceasing to be a member of the Buyer's Group. If there is any such assignment, references to the Parent or the Buyer (other than in this clause) shall be construed as references to the holder, at any relevant time, of the Parent’s or the Buyer's rights under this Agreement.

22.	ANNOUNCEMENTS AND CONFIDENTIALITY

22.1	No Party may make or permit any other person to make any press release or other public announcement about this Agreement or the transactions contemplated by it.

22.2	Clause 22.1 shall not apply to:

(a)	the press release that may be issued by the Parties; or

(b)	any other public announcement of the sale and acquisition of the Sale Shares made by a Party or any of such Party's Associates, including any announcement to the customers or suppliers of (a) the Company or (b) any other member of the Buyer’s Group, which contains no material information relating to this Agreement and the transactions contemplated by it that is not in that press release; or

(c)	any announcement required to be made by applicable law or regulation or the rules of any stock exchange.

22.3	Subject to clauses 22.4 and 22.6, each Party shall treat the following information as confidential and shall not disclose or use it:

(a)	details of the provisions of this Agreement and any agreement, document or arrangement entered into in connection with this Agreement;

(b)	information relating to the negotiations leading to the execution of this Agreement and any agreement, document or arrangement entered into in connection with this Agreement; and

(c)	(to the extent obtained as a result of or in connection with entering into, or fulfilling obligations under, this Agreement) non-public information relating to the Parent or the Buyer or any member of the Buyer's Group or to any of the Sellers or any Associate of any of the Sellers.

22.4	Any Party may disclose or use information otherwise required by clause 16.3 or clause 22.3 to be treated as confidential:

(a)	if and to the extent included in the press release referred to in clause 22.2(a);

(b)	if disclosed to or used by (i) that Party's insurers, professional advisers, auditors, bankers, shareholders, partners, managers or investors (at any relevant time); any Associate of such Party; or the insurers, professional advisers, auditors, bankers, shareholders, partners, managers or investors (at any relevant time) of any Party's Associates;

(c)	if and to the extent required for the purpose of any legal (including arbitration and regulatory) proceedings arising out of this Agreement or any other agreement, document or arrangement entered into in connection with this Agreement;

(d)	if disclosure is made to a Tax Authority, in connection with the tax affairs or reporting obligations of the disclosing party;

(e)	if and to the extent the information is or comes into the public domain through no fault of that Party; or

(f)	if disclosed to or used by any permitted assignee, or any prospective buyer of any of the Sale Shares or any material assets of the Company, or any prospective investor in the Buyer's Group after Completion.

22.5	Each Party shall ensure that any person to whom confidential information is disclosed pursuant to clause 22.4(b) or 22.4(f) is made aware of the obligations of confidentiality contained in this clause and complies with clause 16.3 and clause 22.3 as if binding on it directly.

22.6	Any party may disclose or use information otherwise required by clause 16.3 or clause 22.3 to be treated as confidential, or may make, or permit any person to make, any press release or other public announcement:

(a)	if and to the extent required by applicable law, regulation or the rules of any stock exchange in any relevant jurisdiction; and

(b)	if and to the extent required or requested by any court, competent regulatory or governmental body (other than a Tax Authority) or securities exchange in any relevant jurisdiction, whether or not the requirement or request has the force of law;

and, provided that any party using such information or making or permitting such disclosure, press release or announcement shall take all such steps as are reasonably practicable in the circumstances and permitted by law, to notify the other Parties before the relevant disclosure, release or announcement is made.

23.	COSTS

Each party shall bear his/its own costs and expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the documents referred to in it. All fees and charges resulting from the execution of this Agreement and the Acquisition Instrument, including, but not limited to, notarial fees, registration fees and stamp duties, and any filing fees relating to the Austrian Regulatory Condition shall be borne by the Buyer. The costs of the Retention Agent as well as the notarial fees relating to the implementation of the Merger shall be split 50/50 between the Buyer on the one hand and the Sellers on the other hand; the Sellers shall share their part of the costs in proportion to the Liability Percentages. For the avoidance of doubt, this clause 23 is without prejudice to the provisions of Schedule 6.

24.	THE SELLERS' REPRESENTATIVE

24.1	Any notice to be given under this Agreement to or by any of the following Sellers may be given to or by the Founders' Representative in accordance with clause 25: (i) Dr Giulio Superti-Furga, (ii) Dr Gregory Vladimer, (iii) Dr Berend Snijder, (iv) Dr Nikolaus Krall, (v) Dr Gustav Ammerer, (vi) Dr Werner Lanthaler, (vii) W.LAN Holding GmbH and (viii) Krall Privatstiftung (such persons together the "Founders").

24.2	Any notice to be given under this Agreement to or by any of the following Sellers may be given to or by the Investors' Representative in accordance with clause 25: (i) PUSH Ventures GmbH & Co KG, (ii) 42CAP III GmbH & Co. KG, (iii) Air Street Capital I LP, (iv) Dr Valentin Piëch and (v) Amino Collective I GmbH & Co. KG (such persons together the "Investors").

24.3	The Founders may notify the Parent that they have chosen a different Founder to be the Founders' Representative to replace the Founder then acting as such. Further, the Investors may notify the Parent that they have chosen a different Investor (or any representative of such Investor) to be the Investors' Representative to replace the person then acting as such. Any such notice shall, notwithstanding clause 24.1, be valid only if signed by (or on behalf of) each Founder (in case of a replacement of the Founders' Representative) or, as the case may be, each Investor (in case of a replacement of the Investors' Representative) and otherwise shall be given in accordance with clause 25. The change in identity of any of the Sellers' Representatives shall take effect five Business Days after notice of the change is received by the Parent or (if later) on the date (if any) specified in the notice. Until any such notice is received by the Parent, the Parent shall continue to be entitled to give notices to, and to rely on notices given (and other actions taken) by, the last Founders' Representative or Investors' Representative, as the case may be, of whom it had actual knowledge.

24.4	The Sellers agree that the Parent and the Buyer shall be entitled to (a) rely on notices given to and by (i) the Founders' Representatives under this Agreement as if given to and by each of the Founders (or the relevant Founder, as appropriate) or (ii) the Investors' Representative under this Agreement as if given to and by each of the Investors (or the relevant Investor, as appropriate and (b) to rely on the exercise by the Sellers' Representatives of any of the other rights and powers conferred on them by this Agreement irrespective of whether the exercise of any of those rights or powers in a particular way, or at all, is consented to or not by any Seller. The appointment of the Founders' Representative shall be conclusively binding on each Founder in favour of the Parent and the Buyer and the appointment of the Investors' Representative shall be conclusively binding on each Investor in favour of the Parent and the Buyer.

25.	NOTICES

25.1	Any notice, consent or other communication given under this Agreement shall be in writing and in English and signed by or on behalf of the Party giving it, and shall be delivered by hand or sent by prepaid recorded or special delivery post (or prepaid international recorded airmail if sent internationally) in accordance with the details set out below (and, for the avoidance of doubt, may not be given by email except (i) as expressly set out in this Agreement or (ii) by attaching a scan copy of a document signed by or on behalf of the Party and delivered by e-mail):

to the Parent or the Buyer:

For the attention of: Ben Taylor

at

Exscientia Limited, The Schrödinger Building, Oxford Science Park, Oxford, OX4 4GE, United Kingdom

btaylor@exscientia.ai

with copies (which shall not constitute notice) to each of:

(a)	Michal Berkner at mberkner@cooley.com; and

(b)	the legal department at legal@exscientia.com.

to the Founders (or any of them) and the Founders' Representative:

For the attention of: Dr Nikolaus Krall

at

Probusgasse 15/3, 1190 Wien, Austria

nikolaus.krall@allcyte.com

with a copy (which shall not constitute notice) to:

BRANDL TALOS Rechtsanwälte GmbH

Mariahilfer Straße 116, 1070 Vienna, Austria

Attn: Roman Rericha

rericha@brandltalos.com; and

to the Investors (or any of them) and the Investors' Representative:

For the attention of: Nathan Benaich

at
40-44 Newman Street, London W1T 1QD, United Kingdom

nathan@airstreet.com

25.2	The Parties may from time to time notify each other of any other person or address for the receipt of notices or copy notices. Any such change shall take effect five Business Days after notice of the change is received or (if later) on the date (if any) specified in the notice as the date on which the change is to take place.

25.3	Any notice, consent or other communication given in accordance with clause 25.1 and received after 5.30 p.m. on a Business Day, or on any day which is not a Business Day, shall for the purposes of this Agreement be regarded as received on the next Business Day.

26.	THIRD PARTY RIGHTS

26.1	The Company and the directors, employees, officers and agents of the Company may rely upon and enforce the terms of clause 14.7.

26.2	Notwithstanding any other provision of this Agreement, the Sellers Representatives (on behalf of the Sellers) and the Parent may by agreement in writing (unless a specific form such as a notarial deed is required under applicable law, in which case any amendment or variation hereto needs to be made in such form) amend or vary any of the provisions of this Agreement without the consent of any third party.

26.3	Unless expressly stated otherwise in this Agreement, no third party may enforce any term of this Agreement.

26.4	Except as otherwise stated in this Agreement, a person who is not a party to this Agreement shall have no right to rely upon or enforce any term of this Agreement.

27.	WAIVER

No delay, failure or omission (in whole or part) in enforcing, exercising or pursuing any right, power, privilege, claim or remedy conferred by or arising under this Agreement or by law shall be deemed to be, or be construed as, a waiver of that or any other right, power, privilege, claim or remedy, or operate so as to bar the enforcement, exercise or pursuance of that or any other right, power, privilege, claim or remedy, in any other instance at any other time.

28.	SEVERANCE

If any provision of this Agreement is found by any court or administrative or regulatory body of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect. In lieu of the invalid, illegal or unenforceable provision, this Agreement shall be applied in a reasonable manner, which, so far as legally permissible, comes as close as possible to the application of what the Parties intended, according to the spirit and purpose of this Agreement. It is the express intent of the Parties that the validity, legality and enforceability of all other provisions of this Agreement shall be maintained.

29.	CUMULATIVE RIGHTS

The rights and remedies provided by this Agreement are cumulative and (except as otherwise provided in this Agreement) are not exclusive of any rights or remedies provided by law.

30.	LIABILITY

30.1	Notwithstanding the fact that the General Warranties and the Tax Warranties are only provided by the Key Persons, each Seller shall, subject to the provisions and limitations set out in this Agreement (including clause 14, Schedule 6 and Schedule 8), be severally and not jointly (einzelschuldnerisch) liable in proportion to their Liability Percentage for any Losses incurred by the Parent or the Buyer resulting from a Warranty Claim or Tax Warranty Claim, save for:

(a)	a claim for a breach of the Title and Capacity Warranties against a Seller in respect of which such Seller shall be severally and not jointly (einzelschuldnerisch) liable in full; and

(b)	any Tax Claim relating to income tax or employee (but not, for the avoidance of doubt, employer) social security contributions arising in connection with a Seller, in respect of which such Seller shall be severally liable in full.

30.2	The fact that the General Warranties and the Tax Warranties are only provided by the Key Persons shall neither increase the relevant Key Person's individual liability for any Losses (which shall not in no event exceed the relevant Liability Percentage) nor release any of the other Sellers from their liability in relation to their Liability Percentage in case of a breach of a General Warranty or Tax Warranty by Key Persons in accordance with the terms and limitations set forth in this Agreement, including clause 14, Schedule 6 and Schedule 8.

31.	NO MERGER

The provisions of this Agreement shall remain in full force and effect notwithstanding Completion.

32.	ENTIRE AGREEMENT AND FRAUD

32.1	This Agreement and the documents referred to in it together constitute the entire agreement and understanding of the Parties relating to the transactions contemplated by this Agreement and those documents, and supersede any previous agreement between any of the Parties relating to the subject matter of this Agreement and those documents, which shall cease to have any further effect.

32.2	Nothing in this Agreement shall limit or exclude the liability of any party for the fraud of that party or any of its directors, employees, officers, agents or advisers.

33.	APPLICABLE LAW AND JURISDICTION

33.1	The validity, construction and performance of this Agreement and any claim, dispute or matter (whether contractual or non-contractual) arising under or in connection with this Agreement or its enforceability shall be governed by and construed in accordance with the laws of Austria, without reference to or application of any conflict of law rules and excluding the UN sales law (UN-Kaufrecht).

33.2	Each Party irrevocably submits to the exclusive jurisdiction of the competent court for commercial matters in the first district of Vienna, Austria, over any claim, dispute or matter arising under or in connection with this Agreement or its enforceability or the legal relationships established by this Agreement (including non-contractual disputes or claims) and waives any objection to proceedings being brought in such courts on the grounds of venue or on the grounds that proceedings have been brought in an inconvenient forum. Each party further irrevocably agrees that a judgment in any proceedings brought in the competent court for commercial matters in the first district of Vienna, Austria, shall be conclusive and binding upon each party and may be enforced in the courts of any other jurisdiction.

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Schedule 1

Sellers' Shareholdings and Entitlements

(A)	(B1)	(B2)	(B3)	(C)	(D)	(E)	(F)	(G)
Name and address of Seller	Outstanding Shares	Sale Shares	Merger Shares	Cash Consideration Percentage (%)	Number of Consideration Shares to be issued as consideration for Sale Shares	Number of Consideration Shares to be allotted as consideration for the Merger	Liability Cap (€)	Liability Percentage (%)
Dr Giulio Superti-Furga Lerchenfelder Straße 15/13, 1070 Vienna, Austria	4,136	2,659.45	1,476.55	6.40%	0	386	€2,922,896	6.20%
Dr Gregory Vladimer Alser Straße 37/19, 1080 Vienna, Austria	10,072	3,947.00	6,125.00	12.10%	0	1,604	€7,123,380	15.11%

(A)	(B1)	(B2)	(B3)	(C)	(D)	(E)	(F)	(G)
Name and address of Seller	Outstanding Shares	Sale Shares	Merger Shares	Cash Consideration Percentage (%)	Number of Consideration Shares to be issued as consideration for Sale Shares	Number of Consideration Shares to be allotted as consideration for the Merger	Liability Cap (€)	Liability Percentage (%)
Dr Berend Snijder Leonhardsstrasse 55, 4051 Basel, Switzerland	8,750	5,626.25	3,123.75	15.86%	0	818	€6,189,939	13.13%
Dr Nikolaus Krall Waldweg 2, 3644 Emmersdorf an der Donau, Austria	6,125	0	6,125	0%	0	1,604	€4,332,486	9.19%
Dr Gustav Ammerer Seidengasse 31/19, 1070 Vienna, Austria	10,356	8,357.29	1,998.71	25.59%	0	523	€7,326,097	15.54%

(A)	(B1)	(B2)	(B3)	(C)	(D)	(E)	(F)	(G)
Name and address of Seller	Outstanding Shares	Sale Shares	Merger Shares	Cash Consideration Percentage (%)	Number of Consideration Shares to be issued as consideration for Sale Shares	Number of Consideration Shares to be allotted as consideration for the Merger	Liability Cap (€)	Liability Percentage (%)
Dr Werner Lanthaler Neudeggergasse 5/15, 1080 Vienna, Austria	2,333	1,299.48	1,033.52	3.72%	0	270	€1,650,022	3.50%
W.LAN Holding GmbH Neudeggergasse 5/15, 1080 Vienna, Austria	2,119	1,180.28	938.72	3.87%	0	245	€1,499,163	3.18%
PUSH Ventures GmbH & Co KG Dragaweg 1, 7111 Parndorf, Austria	3,532	1,260.92	2,271.08	4.04%	0	594	€2,498,604	5.3%

(A)	(B1)	(B2)	(B3)	(C)	(D)	(E)	(F)	(G)
Name and address of Seller	Outstanding Shares	Sale Shares	Merger Shares	Cash Consideration Percentage (%)	Number of Consideration Shares to be issued as consideration for Sale Shares	Number of Consideration Shares to be allotted as consideration for the Merger	Liability Cap (€)	Liability Percentage (%)
42CAP III GmbH & Co. KG Seitzstraße 23, 80538 Munich, Germany	9,182	9,182	0	10.48%	1,546	0	€6,496,371	13.78%
Air Street Capital I LP 40-44 Newman Street, London, W1T 1QD, United Kingdom	4,238	4,238	0	4.85%	713	0	€2,998,325	6.36%
Valentin Piëch Im Bleuler 4 8700 Küsnacht/ZH Switzerland	2,119	2,119	0	3.87%	245	0	€1,499,163	3.18%

(A)	(B1)	(B2)	(B3)	(C)	(D)	(E)	(F)	(G)
Name and address of Seller	Outstanding Shares	Sale Shares	Merger Shares	Cash Consideration Percentage (%)	Number of Consideration Shares to be issued as consideration for Sale Shares	Number of Consideration Shares to be allotted as consideration for the Merger	Liability Cap (€)	Liability Percentage (%)
Amino Collective I GmbH & Co. KG Rosenthaler Straße 72a, 10119 Berlin, Germany	1,059	1,059	0	1.21%	178	0	€749,581	1.59%
Krall Privatstiftung Schenkenstraße 4/6. Stock, 1010 Vienna, Austria	2,625	2,625	0	8.01%	0	0	€1,857,453	3.94%

Schedule 2

Details of the Company

Date and place of incorporation: 26 January 2017, Vienna

Registered number: FN 465200 v

Registered office: Vienna

Issued share capital: EUR 66,646.00

Directors: Dr Nikolaus Krall

Accounting reference date: 31 December

Schedule 3

covenants between signing and MERGER Completion

1.	Depart from the ordinary course of its day-to-day business.

2.	Allot, issue, redeem or purchase any shares or other securities of the Company or grant any option to subscribe for the same.

3.	Purchase or otherwise acquire any shares or securities (or any option to acquire any shares or securities) in any other company, or purchase or otherwise acquire any ownership interest (or any option to acquire any ownership interest) in any other undertaking.

4.	Grant, issue or redeem any mortgage, charge, debenture or other security outside the ordinary course of business.

5.	Give any Assurance or enter into any security agreement or similar agreement in respect of any obligation of any person (other than in the ordinary course of business).

6.	Pay any management charge, service charge, royalty or other similar fee (directly or indirectly) to any Seller or any Associate of any Seller, other than in accordance with any employment, services or consultancy agreements which have been Disclosed in the Data Room in the ordinary course of business in a manner substantially consistent with past practice.

7.	Transfer or surrender any asset (or interest in any asset) to any Seller or any Associate of any Seller, other than in accordance with any employment, services or consultancy agreements which have been Disclosed in the Data Room in the ordinary course of business in a manner substantially consistent with past practice.

8.	Assume any obligations, actual or contingent, including by the giving of an indemnity or guarantee, or incur any liability, in either case for the benefit of any Seller or any Associate of any Seller.

9.	Waive any liability or obligation owed to the Company by any Seller or any Associate of any Seller.

10.	Pay any costs or expenses relating to the sale of the Sale Shares or relating to any of the other transactions contemplated by any of the documents referred to in this Agreement as being in the agreed form and or pay any transaction or sale bonus or make any other payment as a result of the completion of the sale of the Sale Shares or any of the other transactions contemplated by any of the documents referred to in this Agreement as being in the agreed form.

11.	Appoint, employ or engage any person as a director, employee or consultant at a basic salary or fee exceeding €100,000 per annum or terminate or give notice to terminate (in each case other than for breach) the appointment, employment or engagement of any such director, employee or consultant.

12.	Save as set out in the Disclosure Letter, make or pay any discretionary bonus, commission or profit-related or other incentive payment to any directors, employees or consultants, or, except for promotions in the ordinary course of business, increase by more than 10 per cent the annual remuneration or pension entitlement of any director, employee or consultant or make any other material change in the terms and conditions of appointment, employment or engagement of any director, employee or consultant.

13.	Make any change to any Tax accounting principles, methods or practices other than to comply with accounting principles that come into effect after the date of this Agreement or with a change in law; change an accounting period; waive or extend any statute of limitation in respect of any Tax or period within which an assessment or reassessment of Tax may be issued; settle or compromise any Tax proceedings, Tax claim or liability or enter into any arrangement with a Tax Authority in respect of Tax; surrender any right to claim a refund of Taxes; assume (or enter into an arrangement to assume) any Tax liabilities of any other person (whether by contract or otherwise); or file (or amend) any Tax return, or make, change, amend or rescind any Tax election or claim, in each case other than in the ordinary course of business of the Company.

14.	Fail to pay any insurance premium when due for payment or fail to renew any of its insurance policies or reduce the amount or scope of cover of any such policies.

15.	Enter into any agreement, or incur any commitment, which is not capable in accordance with its terms of being performed in full within 12 months of the date on which it is entered into or incurred, or which is not in the ordinary course of business, or which is not on arm's length terms, or which involves or may involve expenditure of more than €250,000 per annum, or capital expenditure in excess of €500,000 in aggregate.

16.	Terminate, give notice to terminate or adversely vary the terms of, any material agreement or commitment to which it is a party at the date of this Agreement.

17.	Enter into any agreement, commitment or transaction with any Seller or any Associate of any Seller.

18.	Incur or assume any borrowings other than in the ordinary course of business.

19.	Make any loan or advance to any person, including any loan to a director.

20.	Commence or settle any claims (including insurance claims) or any legal (including arbitration or regulatory) proceedings.

21.	Agree, conditionally or otherwise, to do any of the above activities.

Schedule 4

Completion Obligations

1.	The Sellers shall deliver or make available to the Parent and the Buyer:

1.1	the Disclosure Letter duly executed by the Key Persons;

1.2	the Service Agreements duly executed by each of the Key Persons respectively;

1.3	(unless Completion occurs following an IPO) a Deed of Adherence duly executed by each Seller;

1.4	statements for each bank account of the Company at the close of business on the last Business Day preceding Completion; and

1.5	Clawback Powers of Attorney executed by each Key Person.

2.	Subject to and immediately after the Sellers having complied with paragraph 1, the Parent shall procure that the Buyer delivers or makes available to the Sellers:

2.1	a copy of the minutes of a meeting of the directors of the Parent and the Buyer, in the form to be agreed in good faith between the Parent the Sellers as soon as reasonably practicable after the date of this Agreement, resolving that the Parent and the Buyer should complete this Agreement, and execute or sign each other document to be executed or signed by or on behalf of it at Completion, and authorising the execution or signing of those documents by each person signing on behalf of the Parent and the Buyer; and

2.2	the Service Agreements duly executed by the Buyer; and

2.3	a copy of the shareholders’ agreement in respect of the Parent or, to the extent that Completion occurs after the completion of the Parent Reorganisation and prior to the IPO, of the New Parent Holdco; and

2.4	the Disclosure Letter duly acknowledged by the Parent; and

2.5	a copy of any shareholder or other corporate or investor authorities required by the Parent (or the New Parent Holdco, as applicable) to comply with its obligations under this Agreement including, without limitation, the issue of Consideration Shares; and

2.6	a side letter in the agreed form relating to the equity incentives to be granted by the Parent, or as the case may be, Parent New Holdco to the Key Persons.

Schedule 5

Warranties

Part 1 – Title and Capacity

1.	SALE SHARES AND OTHER SECURITIES

1.1	The Company is a company with limited liability (Gesellschaft mit beschränkter Haftung) duly organized and existing under Austrian law.

1.2	The issued share capital set out in Schedule 2 constitutes the entire issued share capital of the Company and is fully paid up.

1.3	No third person (other than a Seller) has a right or has claimed to have a right (whether exercisable now or at a future date and whether contingent or not) to subscribe for, convert any security into or otherwise acquire, any Outstanding Shares, debentures or other securities of the Company, including pursuant to an option or warrant.

1.4	No contributions are payable by or have been called from shareholders in the Company.

1.5	No contributions have been repaid or otherwise refunded to a Seller and no other transaction has been carried out which qualifies as a forbidden repayment of contributions under Art 82 GmbHG (Austrian Law on Limited Liability Companies).

2.	TITLE

2.1	Each Seller is the legal and beneficial owner of its relevant Outstanding Share (including its Relevant Sale Share), which is fully paid, free from Encumbrances (other than under the shareholders' agreement entered into between the Sellers and the Company in relation to the Company dated 30 October 2020; the "Existing ShA"), and is, subject to the Company's articles of association and the terms of the Existing ShA, entitled to enjoy and exercise the rights of shareholders in relation to the Company.

2.2	No Seller has been a party to any other transaction pursuant to, or as a result of, which its respective Outstanding Share (or any part thereof) is, or may become, liable to be transferred or re-transferred to another person.

3.	CAPACITY

3.1	Each Seller has all necessary power and authority to enter into and the capacity to act and perform its obligations under this Agreement and all agreements and documents to be executed or signed by such Seller or on its behalf pursuant to this Agreement.

3.2	This Agreement, and all agreements and documents to be executed or signed by or on behalf of each Seller pursuant to this Agreement, constitute, or will when executed or signed constitute, binding and enforceable obligations on such Seller in accordance with their respective terms.

3.3	The execution and performance by each Seller of this Agreement and each of the other documents to be executed or signed by or on behalf of such Seller pursuant to this Agreement, and compliance with their respective terms shall not breach or constitute a default:

(a)	under any agreement or instrument to which any Seller is a party or by which any Seller is bound; or

(b)	of any order, judgment, decree or other restriction applicable to any Seller; and

(c)	will not require the consent of any third party (save for the Austrian Regulatory Condition).

3.4	None of the Sellers:

(a)	has had a bankruptcy petition presented against them or been declared bankrupt;

(b)	is unable to pay its debts;

(c)	has entered into, or has proposed to enter into, any composition or arrangement with, or for, their creditors (including an individual voluntary arrangement); or

(d)	has been subject of any other event analogous to the foregoing in any jurisdiction.

Part 2– Intellectual Property

1.	DEFINITIONS

1.1.	“Company Intellectual Property Registrations” means all Intellectual Property that is owned by, purported to be owned by, filed by, or under obligation of ownership or assignment to, Company, and is the subject of a registration (or current outstanding application for registration) by the Company with any governmental authority or domain name registry.

1.2.	“Company Intellectual Property” means: (a) all Owned Intellectual Property; and (b) all Intellectual Property owned by a third party and used or held for use by the Company.

1.3.	“Company Websites” means any and all websites and webpages owned, controlled or operated by, or operated for the benefit of, the Company.

1.4.	“Confidential Information” means any and all trade secrets, confidential information (including business, financial and technical information), know-how and proprietary information and materials, in any format or medium, (i) relating to the Company or the Business and/or (ii) received by the Company from any other person (including any existing, previous and/or potential suppliers and/or customers) under an obligation or duty of confidentiality.

1.5.	“Contract” means any contract, agreement, instrument, commitment, understanding, arrangement, permit, or undertaking of any nature, whether oral or written (including any concession, franchise, license, lease, mortgage, indenture or other business arrangement).

1.6.	“Inbound IP Contracts” means all licences, agreements, authorisations and permissions (in whatever form and whether express or implied) under which Company uses or exploits any Intellectual Property owned by any third party (including the Standard Inbound IP Contracts).

1.7.	“Intellectual Property” means any and all intellectual property rights (whether or not any of these rights are registered, and including applications, renewals and extensions and the right to apply for registration of any such rights), including Patents, Trade Marks, domain names, database rights and rights in data, designs and rights in designs, copyrights, all Software, all inventions (whether patentable or not and whether or not reduced to practice), invention disclosures, all so-called “moral rights” in or to any of the foregoing, and all rights and forms of protection of a similar nature or having equivalent or similar effect. Without limiting the foregoing, this includes claims and causes of action arising out of or related to infringement, misuse, misappropriation or violation of any of the foregoing.

1.8.	“IT Assets” has the meaning given in paragraph 14.1.

1.9.	“Open Source Materials” means any Software code or component that contains or is derived (in whole or in part) from any Software that is distributed as free software, shareware, open source software or distributed under a similar licensing or distribution model, including any Software that is licensed under any licence described by the Open Source Initiative as set forth at https://opensource.org/licenses.

1.10.	“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement enacted, adopted, promulgated or applied by any governmental authority.

1.11.	“Outbound IP Contracts” has the meaning given in paragraph 2.15.

1.12.	“Patents” means any patents, utility models and applications relating thereto (and any patents or utility models that issue as a result of such applications) all related reissues, re-examinations, divisions, renewals, extensions, provisionals, continuations and continuations-in-part related to such patents, utility models and applications.

1.13.	“Proprietary Software” means any Software forming part of the Owned Intellectual Property.

1.14.	“Security Breach” means any security breach, compromise or other event or circumstance, which leads, or is likely to lead, to the unintended, accidental, unauthorised or unlawful destruction, loss, alteration, disclosure of, or access to the IT Assets or any portion of any of the foregoing, including (in each case) any and all data (including Personal Data), content, media, information or Software stored therein or controlled or accessed thereby.

1.15.	“Social Media” means any websites, Software applications, services and databases that use the Internet to enable users to create, share or exchange content or information, to participate in social or business networking or to store customer contact information or data;

1.16.	“Social Media Accounts” means any accounts, pages, handles, feeds and tags in relation to Social Media which have been or are created, used or registered by or on behalf of or in relation to Company;

1.17.	“Software” means computer programs and systems, whether embodied in software, firmware or otherwise, (whether in, e.g., source code, object code, executable code or human readable form).

1.18.	“Standard Inbound IP Contracts” means (a) written non-disclosure agreements entered into in the ordinary course of business, and in a fashion that is consistent with industry practice, under which Company receives Confidential Information; (b) “shrink wrap”, “click wrap”, and similar non-exclusive licence agreements for: (i) off-the-shelf or commercially available unmodified Software; or (ii) non-bespoke, commercially available, ‘software as a-service’ or cloud services, in each case (i) and (ii) that is not redistributed with, bundled with or integrated into any Company Products; and (c) any open source software licences that are permissive licences, non-copyleft licences (as defined by the Open Source Initiative at https://opensource.org/faq).

1.19.	“Standard Form Customer Contracts” means Company’s standard form contract(s) for the supply by Company of Company Products to its customers in the form set out in the Data Room.

1.20.	“Standard Outbound IP Contracts” means (a) non-disclosure agreements entered into in the ordinary course of business, under which Company discloses Confidential Information; and (b) the Standard Form Customer Contracts.

1.21.	“Trade Marks” means all trade marks, service marks, trade dress, business and trading names, styles, logos and get-ups, (whether or not any of these rights are registered, and including applications and the right to apply for registration of any such rights) in any part of the world.

2.	INTELLECTUAL PROPERTY AND SOFTWARE

Ownership and sufficiency

2.1.	Except for Intellectual Property licensed to Company pursuant to an Inbound IP Contract, Company exclusively owns all right, title and interest in and to all Intellectual Property used or held for use in or necessary to conduct the Business free and clear of all Encumbrances (the “Owned Intellectual Property”).

Intellectual Property particulars

2.2.	The Data Room contains complete and accurate particulars of all:

(a)	Company Intellectual Property Registrations;

(b)	all Owned Intellectual Property as of the date of this Agreement that is not the subject of a Company Intellectual Property Registration and is material to the conduct of the Business; and

(c)	all Intellectual Property that is, at the date of this Agreement, licensed to Company pursuant to an Inbound IP Contract that is not a Standard Inbound IP Contract.

Validity

2.3.	Each of the Company Intellectual Property Registrations is valid, enforceable and subsisting.

2.4.	There has been no conduct by the Company and, so far as the Key Persons are aware, there are no information or facts that, would, render any of the Company Intellectual Property Registrations (or the subject matter thereof) invalid or unenforceable.

2.5.	As at the date of this Agreement, the Company has taken all necessary actions, and there are no further actions that must be taken within thirty (3) days after the date of this Agreement, for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company Intellectual Property Registrations, including the payment of any registration, maintenance or renewal fees or the filing of any documents.

Exploitability

2.6.	All Owned Intellectual Property is transferable, alienable, licensable and otherwise exploitable by Company without payment or other obligation of any kind to any Person other than as prescribed by applicable law.

2.7.	No Owned Intellectual Property is, at the date of this Agreement, the subject of any proceedings with any competent court or authority, Order, Encumbrance or Contract which materially restricts Company’s exploitation, transfer or licensing thereof, or which is otherwise inconsistent with the operation of the Business.

2.8.	So far as the Key Persons are aware, no Company Intellectual Property (which is not Owned Intellectual Property) is, at the date of this Agreement, the subject of any Order or Encumbrance which materially restricts Company’s exploitation, transfer or licensing thereof, or which is otherwise inconsistent with the operation of the Business.

Company Intellectual Property and Company Products

2.9.	Immediately after Completion, Company will have valid title to all Owned Intellectual Property, and will have the right to use, license, transfer and otherwise exploit all other Company Intellectual Property in the same manner as, and on the same terms and conditions that Company had, immediately prior to Completion.

2.10.	The Disclosure Letter sets forth a complete and accurate list of all products that are, at the date of this Agreement, under commercial release, or planned for commercial release in the next twelve (12) months following the date of this Agreement, by Company (the “Company Products”).

Perfection of Ownership Rights

2.11.	Company has required each of its current and former employees, contractors, consultants and each other Person, who has contributed to the conception, creation, development or reduction to practice of any Intellectual Property on behalf of Company to enter into a valid and enforceable agreement that includes:

(a)	confidentiality obligations in favour of Company;

(b)	an effective and valid assignment to Company of all right, title and interest in and to all Intellectual Property conceived, created, developed or reduced to practice by such Person in the scope of such Person’s employment by or engagement with Company;

(c)	a waiver, or an obligation that such Person procure a waiver, of any and all moral rights (to the fullest extent possible under applicable law) any Person may possess in such Intellectual Property,

(such agreements, collectively, the “IP Assignment Agreements”).

2.12.	True, correct and complete copies of all IP Assignment Agreements have been included in the Data Room.

2.13.	Company has not entered into any agreement or other arrangement which would have the effect of invalidating all or any part of any IP Assignment Agreement.

2.14.	So far as the Key Persons are aware, no counterparty to any IP Assignment Agreement is in breach of any provision thereof related to Intellectual Property or confidentiality.

Outbound IP Contracts

2.15.	The Data Room contains complete copies of all Contracts under which Company has, as of the date of this Agreement, licensed or otherwise granted rights (including any covenant not to sue or similar) in, to, or in respect of, any Company Intellectual Property to any Person (“Outbound IP Contracts”) (provided that Standard Outbound IP Contracts shall be excluded from such Disclosure requirement).

2.16.	Company has not:

(a)	as of the date of this Agreement, transferred ownership of, or granted or agreed to grant any licence of or right to use or otherwise made available (except on a non-exclusive basis in the ordinary course of business or pursuant to an Outbound IP Contract), granted any covenant not to sue (or similar), or authorised the retention of any rights to use or joint ownership of, any Intellectual Property that is or was Company Intellectual Property, to any third party; or

(b)	permitted its rights in or to any Company Intellectual Property Registrations to lapse.

Intellectual Property Contracts Generally

2.17.	All Inbound IP Contracts and all Outbound IP Contracts:

(a)	are valid and binding;

(b)	have not been the subject of any material breach or material default by Company, nor, so far as the Key Persons are aware, the relevant counterparties thereto; and

(c)	are not the subject of any dispute or proceedings pending against the Company with any competent court or authority.

Confidentiality

2.18.	The Company has taken reasonable steps to protect and maintain the confidentiality of, and the rights of Company in, Company’s Confidential Information, in accordance with good industry practice.

2.19.	Company has taken reasonable steps to protect and maintain the confidentiality of any Confidential Information disclosed to it by any other Person in accordance with any applicable obligation or duty of confidentiality subject to which such Confidential Information was disclosed.

No Violation of Company’s Rights

2.20.	As of the date of this Agreement, Company has not commenced or threatened any proceedings, or asserted any allegation or claim, against any Person for infringement, misappropriation, misuse, or violation of any Company Intellectual Property.

2.21.	So far as the Key Persons are aware, no Person has infringed, misappropriated, misused or violated, or is infringing, misappropriating, misusing, or violating, any Company Intellectual Property as of the date of this Agreement.

No Violation of Third Party Rights

2.22.	So far as the Key Persons are aware, neither the conduct of the Business nor Company’s creation, use, license, transfer or exploitation of any Company Intellectual Property infringes, misappropriates, misuses or violates, or has infringed, misappropriated, misused or violated, any Person’s rights in or to any Intellectual Property.

2.23.	As of the date of this Agreement there are no pending and, so far as the Key Persons are aware, threatened disputes or proceedings between Company and any other Person relating to any Company Intellectual Property.

Part 3 – General

1.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

1.1	A copy of the articles of association of the Company as of the date of this Agreement has been Disclosed, and such copy document is true, accurate and complete.

1.2	All returns, particulars, resolutions and other documents that the Company is required by law to file with, or deliver to, any authority have been duly filed or delivered.

1.3	All accounting, financial and other records of the Company (including its statutory books and registers):

(a)	have been properly prepared and maintained in accordance with applicable legal requirements;

(b)	constitute an accurate record of all matters required by law to appear in them, and comply with any applicable requirements of applicable laws and the Company’s articles of association;

(c)	do not contain any material inaccuracies or discrepancies; and

(d)	are, to the extent legally required, in the possession of the Company.

2.	COMPLIANCE AND CONSENTS

2.1	The Company has at all times conducted its business in accordance with, and has acted in compliance with, all applicable laws in all material respects.

2.2	The Company holds all licences, consents, permits and authorities necessary to carry on the Business in the places and in the manner in which it is carried on at the date of this Agreement (“Consents”).

2.3	Each of the Consents is valid and subsisting, the Company is not in breach of the terms or conditions of the Consents (or any of them) and so far as the Key Persons are aware there is no reason why any of the Consents may be revoked or suspended (in whole or in part) or may not be renewed on the same terms.

3.	INSURANCE

3.1	The policies of insurance maintained by or on behalf of the Company (“Policies”) (a list of which is Disclosed in the Disclosure Letter) are in full force and effect, all premiums due on them have been paid and all other conditions of the Policies have been performed and observed in all material respects. So far as the Key Persons are aware, the Company has not done, or omitted to do, anything that may result in an increase in the premium payable for any of the Policies, or affect the renewal of any of the Policies.

3.2	There are no outstanding claims under, or in respect of the validity of, any of the Policies and there are no circumstances known to the Key Persons as being likely to give rise to a claim under any of the Policies.

4.	DISPUTES AND INVESTIGATIONS

4.1	Neither the Company, nor, so far as the Key Persons are aware, its director (in relation to its capacity as director of the Company), or any person for whose acts the Company may be vicariously liable, is, at the date of this Agreement, engaged or involved in any of the following matters (such matters being referred to in this paragraph 4 as “Relevant Proceedings”):

(a)	any litigation, or any administrative, arbitration or other proceedings, claims, actions or hearings (except for debt collection in the normal course of business); or

(b)	any dispute with, or, to the best knowledge of the Key Persons, any investigation or inquiry, or any enforcement proceedings by, any governmental, regulatory or similar body.

4.2	At the date of this Agreement, no Relevant Proceedings have been threatened in writing or, so far as the Key Persons are aware, are pending by or against the Company or its director (in relation to its capacity as director of the Company), and there are no circumstances known to the Key Persons as being reasonably likely to give rise to any such Relevant Proceedings.

4.3	The Company is not adversely affected by any subsisting or, so far as the Key Persons are aware, pending judgment, order, or other decision or ruling against the Company of any court, tribunal or arbitrator, or any governmental, regulatory or similar body, nor has it given any undertaking in connection with any Relevant Proceedings which remains in force.

5.	CONTRACTS AND TRADING

5.1	All material contracts between the Company and its suppliers existing at the date of this Agreement have been provided to the Buyer in the Data Room.

5.2	The Company is not a party to any contract, agreement, arrangement, understanding or commitment which is of an unusual or exceptional nature, outside the ordinary course of the Business, or not on arm’s length terms and which has not been Disclosed in the Data Room.

5.3	Neither the Company nor (so far as the Key Persons are aware) any counterparty is in any material default of any material agreement to which the Company is a party, and, so far as the Key Persons are aware, (i) no such material default has been threatened in writing and (ii) there are no facts or circumstances of which the Key Persons are aware which are likely to give rise to any such default. At the date of this Agreement, no notice of termination of any such material agreement has been received or served by the Company in writing, and, so far as the Key Persons are aware, there are no grounds for the termination for cause or a unilateral material adverse change in the terms of any such material agreement.

5.4	Other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year, there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and any of the following:

(a)	the Sellers (or any person connected with the Sellers); or

(b)	a director of the Sellers (or any person connected with any such director).

6.	EFFECT OF SALE OF THE SHARES

The acquisition of the Sale Shares by the Buyer pursuant to the terms of this Agreement and the Merger pursuant to the Merger Instrument will not:

(a)	so far as the Key Persons are aware, cause the Company to lose the benefit of any right, asset or privilege it presently owns or benefits from;

(b)	relieve any person of any contractual obligation to the Company, or enable any third person to exercise any other right in respect of the Company;

(c)	result in the loss of, or any default under, any Consents (as defined in paragraph 2.2); or

(d)	other than as set out in the Disclosure Letter, entitle any person to any payment under a Phantom Right.

7.	FINANCE AND GUARANTEES

7.1	The Disclosure Letter contains full particulars of all money borrowed by the Company and all financial facilities currently outstanding or available to the Company (in each case, at the date of this Agreement), including copies of all material related documentation.

7.2	No Encumbrance over any of the Company’s assets is now enforceable, and, as far as the Key Persons are aware, there are no circumstances likely to give rise to any such enforcement.

7.3	The Company has not factored or discounted any of its debts, or engaged in financing of a type that would not need to be shown or reflected in the Accounts.

7.4	No Encumbrance, guarantee or indemnity has been entered into, given or agreed to be given by:

(a)	any third party in respect of any indebtedness or other obligations of the Company; or

(b)	the Company in respect of any indebtedness or other obligations of any third party.

7.5	The Company has no outstanding loan capital, nor has it lent any money that has not been repaid, and there are no debts owing to the Company other than debts that have arisen in the normal course of the Company's business.

8.	ACCOUNTS

8.1	The definitions in this paragraph apply in this Agreement:

“Previous Accounts” means the accounts equivalent to the Accounts in respect of the accounting period ending on the Previous Account Date; and

“Previous Accounts Date” means 31 December 2019.

8.2	The Accounts and the Previous Accounts:

(a)	present a true and fair view of the assets and liabilities (Vermögenslage), financial position (Finanzlage), and results of operations (Ertragslage) of the Company (vermitteln ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage) as of and with respect to the fiscal year ended on the Accounts Date or the Previous Accounts Date (as applicable);

(b)	have been properly prepared in accordance with the Austrian GAAP, using appropriate accounting policies and estimation techniques as required by the Austrian GAAP;

(c)	comply with the requirements of the Company’s articles of association and all other applicable laws ; and

(d)	save as the Accounts expressly disclose, have been prepared using accounting policies and estimation techniques consistent with those adopted and applied in preparing the Previous Accounts.

8.3	As far as the Key Persons are aware, the Company does not have any liabilities or obligations, whether absolute, accrued, contingent or otherwise except (i) as disclosed in the respective financial statements, or (ii) incurred since the date of the last respective financial statement in the ordinary course of business consistent with past practice.

8.4	A complete and accurate copy of the Accounts are contained in the Data Room.

9.	CHANGES SINCE THE ACCOUNTS DATE

From the Accounts Date until the date of this Agreement:

(a)	the Company has conducted the Business in the normal course and as a going concern;

(b)	there has been no material adverse change in the turnover or financial position of the Company;

(c)	no dividend or other distribution of profits or assets has been, or agreed to be declared, made or paid by the Company to or in favor of any Seller;

(d)	the Company has not borrowed or raised any money or taken or given any form of financial security, nor has it incurred or committed to any capital expenditure, or acquired or disposed of any individual item, in either case in excess of €50,000; and

(e)	the Company has paid its creditors within the applicable periods agreed with the relevant creditor and, as at the date of this Agreement, there are no amounts owing by the Company which have been outstanding for more than 60 days.

10.	DISTRIBUTIONS

All dividends and distributions declared, made or paid by the Company at any time were declared, made or paid in accordance with applicable laws and the then articles of association of the Company.

11.	CASH AND ASSETS

11.1	The assets owned by the Company included in the Accounts, together with any assets acquired by the Company since the Accounts Date (except for those disposed of since the Accounts Date in the normal course of business) and all other assets owned by the Company in connection with the Business are:

(a)	legally and beneficially owned by the Company, free from Encumbrance or any other third party right, and the Company has good and marketable title to such assets (except for those that are subject to customary retention of title rights (Eigentumsvorbehalte)); and

(b)	in the possession and control of the Company.

11.2	The assets and rights owned by or licensed to the Company, together with any assets held under a finance lease, hire purchase agreement, rental agreement or credit sale agreement, comprise all of the material assets and rights necessary to continue the Business as carried on at the date of this Agreement.

11.3	All office and other equipment owned or used by the Company are in good repair and condition (subject to fair wear and tear) and have, in all material respects, been maintained in accordance with the provisions of any applicable finance leases and hire purchase, rental, credit sale and other similar agreements.

The Company has not been a party to any transaction pursuant to, or as a result of, which any asset or right owned or purportedly owned by a Company is, or may become, liable to be transferred or re-transferred to another person.

12.	EMPLOYMENT

12.1	The definitions in this paragraph apply in this Schedule 5.

“Employee” means any person employed by the Company under a contract of employment at the date of this Agreement.

“Worker” means any person who is not an Employee and who personally performs work for the Company but who is not in business on their own account or in a client/customer relationship.

12.2	The Data Room includes anonymised particulars of each Employee and Worker (including notice period, location where the Employee or Worker performs services, commencement date of each contract, title, and remuneration (including any material benefits provided), details of whether they are on a period of leave for any reason, and any other material terms of their respective contracts with the Company).

12.3	The Data Room includes a copy of the Company’s template employment contract (“Template Terms”) and copies of all written contracts of employment or engagement between the Company and:

(a)	its directors; and

(b)	any Employee not engaged on terms which are substantially consistent with the Template Terms.

12.4	At the date of this Agreement, no offer of employment or engagement has been made by the Company which is outstanding for acceptance, or which has been accepted but not yet commenced.

12.5	At the date of this Agreement, no written notice from the Company to terminate the contract of employment of any Employee or Worker is pending, outstanding or threatened, and, so far as the Key Persons are aware, there are no circumstances likely to give rise to such notice.

12.6	The Company is not a party to, bound by or proposing to introduce in respect of any of its current or former directors, Employees or Workers, any redundancy payment scheme (in addition to statutory redundancy pay), or any incentive arrangement or scheme (including, without limitation, any share option or share award plan, commission, profit sharing or bonus scheme).

12.7	The Company has not incurred any actual or contingent liability in connection with the termination of employment of any Employee (other than in respect of any salary or payments for unused leave owed), or for failing to comply with any order for the reinstatement or re-engagement of any Employee.

12.8	The Company has not made or provided, or agreed to make or provide, any payment or benefit (other than in respect of any salary or payments for unused leave owed) to any of its present or former directors, Employees or Workers (or their dependants) in connection with the actual or proposed termination or suspension of employment or variation of an employment contract.

12.9	There are no sums owing to or from any current or former Employee or Worker other than reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year.

12.10	As of the date of this Agreement, the Company has not offered, promised or agreed to any future variations in the contract of any Employee or Worker.

12.11	The Data Room includes copies of all contracts, handbooks, policies and other similar documents which apply to the Employees and Workers.

12.12	The Company (i) has not entered into any agreement or arrangement with any trade union, employee representative or body of employees or their representatives (whether binding or not) and nor are there any works councils or staff associations or other employee representatives in place; and (ii) is not involved in any industrial or trade dispute, or negotiation regarding a claim, with any trade union, group or organisation of Employees or Workers or their representatives and, so far as the Key Persons are aware, there are no circumstances likely to give rise to such a dispute or claim.

12.13	The Company has performed all obligations and duties it is required to perform in respect of each Employee and Worker in all material respects, whether arising under contract, statute, or under any treaties or laws of the European Union.

12.14	All material details of any court or tribunal case, claim, dispute or action brought by any present or former director, Employee or Worker within the previous 2 years and all material details of any court or tribunal case, claim or action which the Key Persons have reasonable grounds to believe that any such person may bring against the Company have been Disclosed and so far as the Key Persons are aware, there are no circumstances likely to give rise to such a dispute.

12.15	No Employee or Worker is subject to a current disciplinary warning or procedure, or has raised a formal grievance which is currently outstanding.

12.16	During the year ending on the date of this Agreement, the Company has not:

(a)	given, or been required to give, notice of any redundancies to the competent Austrian administration; or

(b)	undertaken to provide information to, or consult with, (or been required to provide information to, or consult with,) any trade union or employee representatives in relation to potential redundancies or otherwise.

12.17	Every Employee and Worker has current and appropriate permission to work in the jurisdiction in which they are working.

12.18	No Employee, Worker, or director of the Company is entitled to terminate his employment or engagement with the Company or to receive any payment or other benefit as a direct result of the sale of the Sale Shares to the Buyer pursuant to the terms of this Agreement or the performance by the Parties of their obligations under this Agreement.

12.19	So far as the Key Persons are aware, (i) all contractual relationships between the Company and its consultants and advisors have been or will be recognized as independent contractor relationships, and (ii) these contractors have no claims against the Company resulting from the application of any applicable employment and social security laws.

12.20	Any bonus and/or stock option awards granted or issued to the consultants and advisors of the Company are or were entirely voluntary and discretionary and the consultants and advisors of the Company have no legal claim against the Company to receive such bonus or stock option awards in the future.

13.	RETIREMENT BENEFITS

13.1	The Company has no obligations to provide or contribute towards pension, death, ill-health, disability or accident benefits in respect of its past or present director and Employees other than as prescribed by applicable laws or collective bargaining agreements. No proposal or announcement has been made to any director, Employee or Worker of the Company as to the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any pension, death, ill-health, disability or accident benefit other than as prescribed by applicable laws or collective bargaining agreements.

13.2	All documents (including, without limitation, all constituting documents) relating to any pension funds, pension plans, benefit plans or similar health or welfare commitments for the benefit of any employee of the Company are disclosed in the Data Room.

13.3	The Company has complied in all respects with all applicable laws relating to social security, pension and worker compensation.

13.4	The Company has not discriminated against, or in relation to, any Employee on grounds of age, sex, disability, marital status, hours of work, fixed-term or temporary agency worker status, sexual orientation, race, religion or belief in providing pension, lump-sum, death, ill-health, disability or accident benefits.

14.	INFORMATION TECHNOLOGY

IT Assets.

14.1	All Software, computer hardware and peripherals, telecommunications and network equipment owned, used or held for use, leased or licensed in by or to Company, which are material to the Business (collectively, the “IT Assets”) are in sufficient working order to serve their purpose and have been, and are being, properly and regularly maintained, and function otherwise as required by Company in connection with the Business.

14.2	The IT Assets are sufficient to fulfil the needs of the Business as at the Agreement Date.

14.3	Each element of the IT Assets which is:

(a)	owned by Company, is owned free from any Encumbrance; and

(b)	not owned by Company, is used pursuant to a written agreement and/or licence between Company and a third party and a list (which is complete and accurate in all material respects) of which (current as of the date of this Agreement) is set forth in the Data Room (provided that any Standard Inbound IP Contracts shall be excluded from such disclosure requirement).

14.4	In the twelve (12) months immediately preceding the date of this Agreement, Company has not suffered (i) any material, repeated, persistent or prolonged failures or breakdowns of any of the IT Assets which have resulted in material, repeated, persistent or prolonged disruption to the Business; or (ii) a Security Breach.

14.5	All IT Assets have the benefit of appropriate support and maintenance agreements which are contained in the Data Room, or which form part of the Standard Inbound IP Contracts, none of which have a term that is due to expire on or before the date falling one (1) year following Completion.

14.6	Company has in place, and has at all relevant times materially complied with, documented policies and procedures (which accord with standards required by good industry practice) to ensure the security of the IT Assets and the confidentiality, integrity and security of all data held on or processed by the IT Assets (including the use of appropriate virus-checking software, password protection procedures and the taking and storing of back-up copies of such data).

14.7	Company has in place, and has at all relevant times materially complied with, documented business continuity and other policies and plans (which accord with standards required by good industry practice) to enable the Business to continue without material adverse change in the event of a failure of any of the IT Assets.

14.8	Source Code

(a)	Company possesses source code versions of all releases or separate versions of the Proprietary Software, together with any Software that is not Proprietary Software that is incorporated or embedded in any Proprietary Software.

(b)	Company has not disclosed or delivered to any escrow agent or any other Person any of the source code for any Proprietary Software, nor any Software that is not Proprietary Software that is incorporated or embedded in any Proprietary Software (other than the delivery of the Company Product to users in the ordinary course of business).

(c)	Company has not, nor has, so far as the Key Persons are aware, any Person on its behalf, actually or ostensibly granted to any Person any right, contingent or otherwise, to obtain access to or use any such source code, except to Employees, Workers, freelancers or consultants of the Company or otherwise in the ordinary course of the Company's business.

14.9	Open Source. A complete and accurate list of all Open Source Materials used by the Company in or in connection with any Proprietary Software or Company Products as of the date of this Agreement is contained in the Data Room.

14.10	No Copyleft. Company has not, nor has, so far as the Key Persons are aware, any Person on its behalf, used any Open Source Materials that are subject to a “copyleft licence” (as that term is generally understood in the context of Open Source Materials, and as further defined by the Open Source Initiative at https://opensource.org/faq) in a manner that does or might impose a requirement or condition that any Proprietary Software or Company Product, or any portion thereof be:

(i)	disclosed, distributed or made available in source code form;

(ii)	licensed for the purpose of making modifications or derivative works; or

(iii)	redistributable at no charge;

which requirement or condition materially restricts the operation of the Business.

Websites and Social Media

14.11	So far as the Key Persons are aware, no domain names have been registered by any Person other than Company that are confusingly similar to any Trade Marks or domain names used, created or owned by Company.

14.12	The contents and operation of the Company Websites comply with all applicable laws in all material respects.

14.13	Without limiting the generality of paragraph 14.12, the Company (and not any current or former Company employee, contractor, consultant or any other Person) is the sole registrant and user of all domain names used or held for use in or necessary to conduct the Business (including the domain names for the Company Websites).

14.14	The Disclosure Letter sets out a true, correct and complete list of all Social Media Accounts that Company operates at the date of this Agreement, including in connection with marketing or promoting any Company Products and/or services.

14.15	The operation of the Social Media Accounts complies with and has complied with all applicable Laws and all terms and conditions, terms of use, terms of service and other Contracts applicable to such Social Media Accounts.

15.	DATA PROTECTION

15.1	Definitions

(a)	“Company Processor” means any Person who Processes Personal Data on behalf of Company;

(b)	“Controller” has the meaning given to that term in Article 4(7) of the GDPR;

(c)	“Data Protection Authority” means any applicable governmental authority that supervises compliance with Privacy Laws (including, without limitation, the Austrian Data Protection Authority (Datenschutzbehörde);

(d)	“Data Subject” has the meaning given to that term in Article 4(1) of the GDPR;

(e)	“GDPR” means, to the extent applicable to the Company, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, together with any applicable implementing legislation in any member state of the EU. References to “Articles” and “Chapters” of, and other relevant defined terms in, the GDPR shall be construed accordingly (if and as applicable);

(f)	“Personal Data” has the meaning given in Article 4(1) of the GDPR;

(g)	“Personal Data Breach” has the meaning given in Article 4(12) of the GDPR;

(h)	“Privacy Laws” means, to the extent applicable to the Company, (a) the GDPR; (b) Directive 95/46/EC of the European Parliament and of the Council (and the laws of nations implementing that Directive); (c) Directive 2002/58/EC of the European Parliament and of the Council (and the laws of nations implementing that Directive); and (d) any other applicable laws concerning the privacy, Processing, security or protection of Personal Data and/or personally identifiable information, including, without limitation, the Austrian Data Protection Act (Datenschutzgesetz);

(i)	“Privacy Policies” means each of Company’s privacy policies as of the date of this Agreement; and

(j)	“Processing” has the meaning given to that term in Article 4(2) of the GDPR, and “Process” and its derivatives shall be construed accordingly.

15.2	Privacy Policies. Copies of all Privacy Policies are contained in the Data Room. No Privacy Policies contain or contained (as applicable) any material omissions concerning Company’s then-current privacy practices and Processing activities (having regard always to the standards and disclosures required by applicable Privacy Laws with respect to transparency with Data Subjects concerning such practices).

15.3	Compliance. Company, and the conduct of the Business, complies, and has at all times complied in all material respects, with all applicable Privacy Laws. With respect to its Processing of Personal Data, and/or any Processing carried out on its behalf or otherwise under its express or implicit authorisation, Company complies, and has complied in all material respects at all applicable times, with:

(a)	all relevant, then-current Privacy Policies; and

(b)	all contractual commitments that it has entered into relating to the Processing of Personal Data.

15.4	Disclosures of Personal Data. The Company has not provided or otherwise made available any Personal Data to any third party other than:

(a)	a Person:

(i)	who acts as a Company Processor in respect of their Processing of Personal Data so disclosed to them; and

(ii)	with whom Company has a Contract that incorporates the terms stipulated by Article 28 of the GDPR in all material respects;

(b)	a Person:

(i)	who acts as an independent Controller in respect of their Processing of Personal Data so disclosed to them; and

(ii)	with whom Company has a Contract that complies with all applicable requirements of Privacy Laws relating to such disclosure of Personal Data; or

(c)	a Person:

(i)	who acts as a joint Controller (as described in Article 26 of the GDPR) with Company in respect of their Processing of Personal Data so disclosed to them; or

(ii)	with whom Company has a Contract that complies with all applicable requirements of Privacy Laws relating to such disclosure and such parties’ Processing of Personal Data as joint Controllers (including, where applicable, having regard to the matters described in Article 26 of the GDPR).

15.5	Company as Processor. In all cases where Company Processes Personal Data on behalf of any other Person, such Processing is governed by a Contract, which incorporates the terms stipulated by Article 28 of the GDPR, and Company has at all relevant times materially complied with the terms and conditions of such Contract.

15.6	Cross-border transfers. Company has not transferred or made available any Personal Data to any Person located outside the European Economic Area otherwise than:

(a)	pursuant to an agreement provided in the Data Room; and

(b)	in accordance with the requirements of applicable Privacy Laws relating to such cross-border transfer of Personal Data.

15.7	Security of Personal Data.

(a)	Company has put in place a response plan for Personal Data Breaches, which accords with good industry practice, that enables Company to comply with:

(i)	relevant requirements of applicable Privacy Laws (including Section 2 of Chapter IV of the GDPR); and

(ii)	its applicable contractual commitments to third parties, in the event of such a Personal Data Breach.

(b)	Company uses, and has used efforts, which accord with good industry practice, to ensure that all Personal Data in its possession or under its control is protected against a Personal Data Breach, or other misuse or unlawful Processing.

(c)	None of:

(i)	the Company; nor

(ii)	so far as the Key Persons are aware:

(A)	any Company Processor, in respect of its Processing of Personal Data on behalf of the Company; nor

(B)	any other Person, in respect of Personal Data that is the subject of any Processing activities in relation to which the Company acts as joint Controller,

has at any time suffered, or is suffering, a Personal Data Breach.

15.8	DPO and Records. Company:

(a)	is not required by GDPR to appoint a data protection officer (as that role is commonly understood in the context of the GDPR) at the date of this Agreement;

(b)	has maintained complete, accurate and up to date records of its Personal Data Processing activities as and if required to do so by applicable Privacy Laws (including Article 30 of the GDPR); and

(c)	has compiled and maintained complete, accurate and up to date records of, all:

(i)	data protection impact assessments; and

(ii)	‘legitimate interest assessments’ (as that term is commonly understood in the context of the Processing of Personal Data and the GDPR),

in each case, as and if required by applicable Privacy Laws.

15.9	Registrations. Company has filed any required registrations with, and/or paid any required data protection fees to, applicable Data Protection Authority(ies) as required by applicable Privacy Laws, and the details contained therein are correct and, where applicable, accurately reflect the purpose(s) for which Company Processes Personal Data.

15.10	Claims. At the date of this Agreement, Company has not received any written claim, notice, letter, complaint, notification or request for assessment or other communication from any Person (including a Data Protection Authority) alleging breach by Company of any Privacy Laws or requesting an audit of Company’s or any Company Processor’s premises, systems or facilities and, so far as the Key Persons are aware, there are no circumstances which are likely to give rise to any such claim, notice, letter, complaint, notification or request being served, given or made. No individual has been awarded, or otherwise received, compensation by or from Company under any Privacy Laws, no written claim for such compensation has been received by the Company at the date of this Agreement and, so far as the Key Persons are aware, there are no circumstances which might lead to any claim for such compensation being made.

(a)	Data Subject Requests. Company has complied in all material respects with all valid requests from Data Subjects in respect of Personal Data of which Company is a Controller (“Data Subject Requests”) and there are no such Data Subject Requests outstanding as at the date of this Agreement; and

(b)	established appropriate technical and organisational measures to enable it to:

(i)	fulfil Data Subject Requests in respect of Personal Data of which Company is a Controller; and

(ii)	assist any Persons on whose behalf it Processes Personal Data in meeting those Persons’ obligations to fulfil Data Subject Requests in respect of such Personal Data,

in accordance with the requirements of applicable Privacy Laws or, where applicable, any Contracts relevant thereto, (including with respect to any relevant timeframes prescribed or recommended therein).

15.11	Direct Marketing. In respect of all Persons to whom Company delivers direct marketing communications, Company has all necessary consents from such Persons to the delivery of such communications, which are no older than one (1) year and which are valid and effective for the purposes of applicable Privacy Laws.

16.	COMPETITION LAW

16.1	The Company is not and has not been a party to or concerned in any agreement, concerted practice or course of conduct which in infringes Competition Law any material respect.

16.2	As far as the Key Persons are aware, the Company is, at the date of this Agreement, not the subject of any investigation, inquiry or proceedings in connection with any actual or alleged infringement of Competition Law by the Company.

16.3	As of the date of this Agreement, no such investigation, inquiry or proceedings as mentioned in paragraph 16.2 has been threatened to the Company in writing or, so far as the Key Persons are aware, is pending and, so far as the Key Persons are aware, there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

17.	BRIBERY ACT

Neither the Company, nor, as far as the Key Persons are aware, any of its respective officers, Employees or agents, has at any time, or is presently or has agreed to become, engaged in any conduct (including by way of acquiescence or failure to perform) that would constitute an offence under any applicable anti-corruption or anti-bribery laws.

18.	TRADE LAWS

18.1	“Trade Laws” means any trade, economic or financial sanction, export control, embargo and/or military or dual-use restriction administered by the United Nations, the United States, the UK and/or the European Union (including any member state) that are applicable to the Company.

18.2	The Company has not violated or failed to comply in any material respects with Trade Laws.

19.	PROPERTY

19.1	The Company does not use or occupy or has any interest in any land and/or buildings for the purposes of its business other than the Properties.

19.2	Except as Disclosed in the Disclosure Letter:

(a)	no written notice has been received by the Company as of the date of this Agreement of any breach or alleged breach by the Company of any covenants, servitudes, restrictions and stipulations which do affect the Properties (including covenants contained in the Lease);

(b)	the Company is not in breach of (and has not breached) the terms of the Lease; and

(c)	the Company is in exclusive and undisputed occupation of the whole of the Properties.

19.3	The leasehold documents referred to in Schedule 7 set out the terms of such leasehold documents as of the date of this Agreement, save for any adjustments of rent in accordance with the applicable adjustment provisions of such leasehold documents.

19.4	The Company is not in dispute with the landlord or any other person in connection with the Properties.

19.5	There are no outstanding liabilities (actual or, to the best knowledge of the Key Persons, anticipated or contingent) of the Company in relation to any of the Properties (including outstanding rent reviews and future duties to reinstate alterations) or in relation to any property formerly owned or occupied by the Company other than rent and other obligations pursuant to the terms of the relevant lease, the due date for payment of which has not yet arrived.

20.	BANK ACCOUNTS

The Disclosure Letter contains a true and complete list of Company’s bank accounts.

Schedule 6

Taxation

Part 1– Tax Definitions and Interpretation

1.	Definitions

Words and expressions defined in or for the purposes of the Agreement shall, except where expressly defined in this Schedule or where the context otherwise requires, have the same meanings in this Schedule and:

“Accounts Relief” means any Relief (including any Right to Repayment) which has been taken into account in computing (and thereby reducing), or in obviating the need for, any provision for Tax in the Completion Accounts, or which is reflected or shown as an asset in the Completion Accounts;

“Event” means any act, omission, event, transaction or occurrence and includes, without limitation, the receipt or accrual of any income, profit or gains, the declaration, making or payment of any distribution, any constructive or deemed distribution, becoming, being or ceasing to be a member of any group, fiscal unity, consolidation or partnership or associated or connected with any person, death, any winding up or dissolution, any residence or change in residence of any person for Tax purposes, the expiry of any period, the entering into of this Agreement, Completion and the Merger Completion;

“Parent’s Relief” means (i) any Accounts Relief, (ii) any Relief attributable to a period after Completion or arising in respect of any Event occurring or deemed to occur after Completion, or (iii) any Relief of any member of the Parent’s Tax Group (other than the Company);

“Parent’s Tax Group” means the Parent and any company or entity which at any relevant time is connected or associated with or in the same group of companies or fiscal unity or consolidation as the Parent for the purposes of any Tax or Relief, and ‘member of the Parent’s Tax Group’ shall have a corresponding meaning;

“Payroll Tax” means employer’s and employee’s social security and pension contributions or levies and income tax accountable via payroll (including for the avoidance of doubt “Mitarbeitervorsorgekasse”, “Zuschlag zum Dienstgeberbeitrag”, “Kommunalsteuer”, and“Dienstgeberbeitrag zum Familienlastenausgleichsfonds”), and any similar Tax, contributions or levies in any jurisdiction, together with all penalties, fines, charges, surcharges and interest relating to any of the foregoing, or resulting from a failure to comply with the provisions of any enactment relating to any Payroll Tax within this definition, including in connection with the failure to make any return, the making of any incomplete or incorrect return, or the failure to maintain records;

“Payroll Tax Claim” means any Tax Claim which relates to Payroll Tax arising in connection with any of the Sellers;

“Relief” means any relief, loss, allowance, claim, credit, deduction, exemption or set-off in respect of Tax or relevant to the computation of Tax or any income, profits or gains for the purposes of Tax, or any Right to Repayment, including any amount payable by a Tax Authority as a result of any R&D Claim, and:

(a)	any reference to the ‘use or set-off’ of a Relief shall be construed accordingly and shall include use or set-off in part;

(b)	references to the ‘loss’ of a Relief (including the loss of any Accounts Relief, and any other defined Relief) shall include the loss, non-availability, non-existence, reduction, counteraction, disallowance, clawback, cancellation or failure to obtain such Relief, and shall also include such Relief being available only in a reduced amount, and ‘lose’ and ‘lost’ shall be construed accordingly;

“Right to Repayment” means any right to a repayment of Tax or a payment in respect of Tax and includes any repayment supplement or interest in respect thereof;

“R&D Claim” means any claim for relief for expenditure incurred on research and development;

“R&D Credit Payment” means a payment received by the Company from a Tax Authority in respect of an R&D Claim;

"Tax" or "Taxation" means all forms of direct and indirect tax, duty, levy, charge, contribution, rate, tariff and impost whether of the Republic of Austria or any political subdivision thereof or any other jurisdiction and any other amount payable to any Tax Authority (including, for the avoidance of doubt, social security contributions or levies and including, for the avoidance of doubt, pension contributions whether payable to a Tax Authority or otherwise payable in connection with any pension scheme or arrangement), all related withholdings or deductions and all penalties, fines, charges, surcharges and interest relating to any of the foregoing or resulting from a failure to comply with the provisions of any enactment relating to any Taxation within this definition, including in connection with the failure to make any return, the making of any incomplete or incorrect return, or the failure to maintain records;

"Tax Authority" means the Austrian Federal Ministry of Finance (Bundesministerium für Finanzen), HM Revenue & Customs of the United Kingdom and any other authority, body or official competent to assess, demand, impose, administer or collect Tax or make any decision or ruling on any matter relating to Tax and any other person who has a right to demand or recover amounts of, or in respect of, or on account of, Tax or a Tax Liability;

“Tax Demand” means any notice, demand, assessment, self-assessment, letter or other document or action taken by or on behalf of any Tax Authority from which it appears that there is or may be a Tax Liability or other liability in respect of which a Tax Claim may be made for which the Sellers are or may be liable;

“Tax Documents” has the meaning given in paragraph 4.1 of part 3 of this Schedule;

“Tax Liability” means:

(a)	any liability to make an actual payment or increased payment of, or in respect of, or on account of, Tax (whether or not presently payable), in which case the amount of the Tax Liability shall be the amount of the actual payment or the increase in the amount of the payment;

(b)	the loss (in whole or in part) of any Accounts Relief (other than a Right to Repayment, and otherwise than by way of use or set-off), in which case the amount of the Tax Liability shall be the Tax which would have been saved by the Company but for such loss, the amount of such Tax being calculated on the basis of the relevant rates of Tax current at Completion and on the assumption that the Company has sufficient profits fully to utilise the relevant Accounts Relief and that the Accounts Relief is used in priority to any other Relief available to the Company or, where the Accounts Relief in question would not have operated as a deduction from gross income, profits or gains, the amount of the Relief which would otherwise have been obtained or the amount by which such Relief is reduced, as the case may be;

(c)	the loss (in whole or in part) of any Accounts Relief which is a Right to Repayment, in which case the amount of the Tax Liability is the amount of the Right to Repayment; and

(d)	the use or set-off (in whole or in part) of any Parent’s Relief to reduce or eliminate any liability to make an actual payment of Tax in respect of which, but for such use or set-off, the Sellers would have been liable in respect of a Tax Claim, in which case the amount of the Tax Liability shall be the amount for which the Sellers would have been liable but for such use or set-off; and

in each case regardless of whether there is or may be any right of reimbursement or recovery against any other person.

2.	Interpretation

In this Schedule:

(a)	persons shall, without limitation, be treated as “connected” for the purposes of this Schedule if they are treated as connected for any Tax purpose;

(b)	“profits” includes income, profits or gains of any description and from any source and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed, and profits earned on or before a certain date or in respect of a certain period and includes profits treated as, or deemed to be, earned on or before that date or in respect of that period for Tax purposes;

(c)	any reference to Tax, Relief or any other amount being “payable” shall include any Tax, Relief or other amount which would have been payable but for being set off or netted off against any other amount, and any reference to the “payment” of any Tax, Relief or other amount shall include the discharge or utilisation of such Tax, Relief other amount through being set off or netted off against any other amount;

(d)	any reference to an Event or the consequence of an Event occurring on or before Completion or Merger Completion shall include, without limitation:

(i)	any Event which is deemed for relevant Tax purposes to be the case or to occur for Tax purposes on or before Completion or Merger Completion; and

(ii)	the combined effect of any two or more Events all of which shall have taken place or be deemed for relevant Tax purposes to have taken place on or before Completion or Merger Completion;

(e)	in any case falling within (b), (c) or (d) of the definition of Tax Liability, the Tax Liability shall be treated as arising in respect of an Event which occurred on or before Completion;

(f)	any reference to any form of Tax, Relief, legislation, law or legal or Tax concept which exists in the United Kingdom or the Republic of Austria or any other jurisdiction includes a reference to any equivalent or substantially equivalent Tax, Relief, legislation, law or legal or Tax concept in any other relevant jurisdiction;

(g)	any stamp duty or transfer tax which is charged or chargeable on any document or in respect of any transaction and which it is necessary to incur or which is incurred in order to:

(i)	establish or register the title of the Company to any asset;

(ii)	prove to a Tax Authority any expenditure incurred by the Company; or

(iii)	enable the Company, the Parent or the Buyer to produce the relevant document in evidence in any civil proceedings or before any arbitrator or referee or to use the document for any other official purpose, and any interest, penalty, charge, surcharge, fine or other similar imposition relating to such stamp duty shall be deemed to be a liability of the Company to make an actual payment of Tax, and the execution of the document or (in the case of a bearer instrument) the issue of the instrument shall be deemed to be the Event which gave rise to such liability;

(h)	any assessment, demand or other liability which is received or arises in respect of a claim made, or payment received, by the Company before Completion under or in connection with under measures announced in connection with the COVID-19 pandemic shall (in each case) be deemed to be an Event occurring in connection with the Company prior to Completion for the purposes of this Schedule; and

(i)	following the Merger, pursuant to which all assets and liabilities of the Company are transferred by way of universal succession to the Buyer, references in this Schedule to the Company shall be deemed, where appropriate, to include references to the Buyer.

Part 2 – Tax Warranties

1.	Payments of Tax

1.1.	The Company has: (i) duly and punctually paid all Tax which it has become liable to pay; (ii) deducted, withheld or collected for payment (as appropriate) all Tax due to have been deducted, withheld or collected for payment and has accounted for or paid all such Tax to the relevant Tax Authority to the extent due to be paid prior to the date of this Agreement; and (iii) not deferred payment or agreed with any Tax Authority to defer payment of any Tax.

1.2.	The Company is not, and has not at any time within the last six years been, liable to pay any interest, penalty or surcharge in respect of any unpaid Tax or as a result of a default in respect of any Tax matter or has otherwise been subject to the operation of any penal provision under any enactment relating to Tax, except for interest, penalties or surcharges not exceeding an amount of EUR 5,000 in the individual case.

2.	Compliance

2.1.	All returns, computations, accounts, reports, statements, assessments, claims, elections, disclaimers, notices and any other information which are or have been required to be made or given by the Company for any Tax purposes have been made or given both within the requisite periods and on a proper basis and were when made and remain true and accurate and none of them is, or so far as the Key Persons are aware is likely to be, the subject of any enquiry, query or dispute with any Tax Authority.

2.2.	The Company has complied at all times with all applicable statutory requirements, regulations, notices, orders, directions and conditions relating to all relevant Taxes, including the terms of any agreement made with any Tax Authority.

2.3.	The Company has maintained complete and accurate records, invoices and other information in relation to Tax that meet all legal requirements and enable the Company to calculate any Tax liability or Relief and to deliver correct and complete returns.

3.	Tax Disputes

The Company is not, nor has it been at any time within the last six years, involved in any dispute with or investigation, audit, discovery or enquiry by any Tax Authority or any enquiry into any Tax return and, so far as the Key Persons are aware, no such dispute, investigation, audit, discovery or enquiry is, planned, threatened or likely to arise.

4.	Provisions in the Accounts

The provisions or reserve for Tax appearing in the Accounts are sufficient to cover all Tax for which the Company was at the Accounts Date, or may after that date become, liable to pay or account in respect of any period ended on or before the Accounts Date.

5.	Position since the Accounts Date

5.1.	In respect of the period starting immediately after the Accounts Date, the Company has no liabilities for Tax other than (i) income tax which comprises Payroll Tax, and payroll and social security contributions and levies, in each case, payable in respect of amounts that the Company is contractually obliged to pay to its employees and directors in respect of that period and (b) in respect of payments to the respective beneficiaries of the Company's phantom share participation plan dated 7 February 2021 and the individual allocation agreements related thereto as a consequence of the performance of the transactions contemplated by this Agreement, (ii) VAT arising in the ordinary course of the Company’s business and (iii) minimum corporate income tax (Mindestkörperschaftssteuer).

5.2.	The Company has no liability for Tax that is due for payment on or before Completion other than the liabilities for Tax described in paragraph 5.1.

5.3.	No accounting period of the Company for corporate tax purposes has ended, and the Company has not made any distribution, since the Accounts Date.

6.	Secondary Liabilities

The Company is not, so far as the Key Persons are aware, nor is likely to become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any person other than the Company.

7.	Obligation to Deduct or Withhold Tax

The Company has no obligation to deduct or withhold tax on repayment of any borrowings which the Company has in respect of any premium, interest or other amount comprised in those borrowings.

8.	Clearances, Consents and Special Arrangements

All clearances and consents obtained by the Company from any Tax Authority prior to the date of this Agreement have been fully disclosed in the Data Room and were based on full and accurate disclosure of all the facts and circumstances material to the decision of the Tax Authority. The Company has complied in all respects with any conditions to which any such consents or clearances are subject and has not taken any action which might alter, prejudice or in any way disturb any such consent or clearance nor will anything done pursuant to this Agreement have such an effect. No Tax Authority has agreed to operate any special arrangement (being an arrangement not based on a strict and detailed application of the relevant legislation) in relation to the affairs of the Company.

9.	Benefits to Connected Persons

9.1.	The Company has not provided any benefit or facility to any Seller, or to any director or employee of the Company (or to any person connected with any such Seller, director or employee), the provision of which has been or should have been treated as a distribution of profits.

9.2.	No loan or advance or debt has been (or has been treated as having been) incurred, made or agreed to be made by the Company to any Seller, or to any director or employee of the Company (or any person connected with any such Seller, director or employee), and the Company has not since the Accounts Date released, written off or agreed to release or write off the whole or part of any such loan or advance.

10.	Inheritance, Estate or Gift Tax

The Company is not liable, and there are no circumstances in existence as a result of which it may become liable, to be assessed to inheritance, estate or gift tax or any other Taxation as donor or donee of any gift, or transferor or transferee of value and there are no other circumstances by reason of which any liability in respect of inheritance, estate or gift tax has arisen or could arise for the Company or any charge in relation to unpaid inheritance, estate or gift tax has arisen or could arise in respect of the assets of the Company or the Outstanding Shares.

11.	Residence and Presence Outside the Austrian Republic

11.1.	The Company is, always has been and will be at Completion or Merger Completion resident in the Republic of Austria for Tax purposes. The Company is not, never has been and will not be at Completion or Merger Completion resident for any purpose in any other jurisdiction and does not have, has never had and will not have at Completion or Merger Completion any branch, office, permanent establishment or other taxable presence in any other jurisdiction.

11.2.	The Company is not and never has been liable for any Tax as the agent of any other person, business or enterprise and does not constitute and never has constituted the permanent establishment of any other person, business or enterprise for any Tax purposes.

12.	Employment and Withholding Taxes

12.1.	No person has acquired a right to acquire shares or securities or any Phantom Right, or has acquired any shares or securities or Phantom Right, which in each case may give rise to a liability in respect of any Payroll Tax for the Company, including upon the exercise or disposal of that right or Phantom Right or upon the acquisition or disposal of those shares or securities or Phantom Right or any other Event in connection with any Phantom Right.

12.2.	Neither the Company nor any employee benefit trust or other third party has made, or agreed to make, any payment to, or provided or agreed to provide any benefit for, any director or former director, officer or employee (or associate of any of the foregoing) of the Company, whether as compensation for loss of office, termination of employment or otherwise, which is not allowable as a deduction in calculating the profits of the Company for Tax purposes.

12.3.	No payments or loans have been made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or anyone linked with such employee or former employee) of the Company by an employee benefit trust or another third party and details of any trust or arrangement capable of conferring such a benefit.

12.4.	No part of the consideration for the Transaction will be treated as employment income, whether as employment income of any Seller or any other person. No Tax or any amount in respect of Tax is required to be withheld, paid or remitted by the Parent, the Buyer, the Company or any member of the Parent’s Tax Group in connection with any Event contemplated by this Agreement, the Acquisition Instrument or the Merger Instrument including, without limitation: (i) any payment, vesting or release from the Retention Account of any part of the Purchase Price; (ii) any right to acquire, or the allotment, issuance, holding, vesting, forfeiture, clawback, conversion, reclassification, repurchase or disposal of any Consideration Shares; (iii) the allocation of consideration or liabilities between the Sellers pursuant to this Agreement; (iv) any movement in the value of the Consideration Shares or any Outstanding Shares between the date of this Agreement and the Merger Completion Date (v) the acquisition by any Seller of such Seller’s Outstanding Shares from any other party on or prior to the date of this Agreement; (vi) the exchange by any Seller of such Seller’s Consideration Shares for shares in the New Parent Holdco pursuant to the Parent Reorganisation; (vii) the cancellation, exercise or satisfaction of any options or any Phantom Right; or (viii) the granting of any rights to the Sellers pursuant to clause 16.

12.5.	There is no arrangement, formal or informal:

(a)	involving any Seller to redistribute (or which has the effect of redistributing) any consideration receivable under the Agreement; or

(b)	for any payment to be made to, or for any benefit to be received by, any current, former or prospective employee or office holder in connection with this Agreement or the transactions contemplated by this Agreement.

12.6.	The amount of the ESOP Payment is sufficient to cover (in additional to the amounts payable to participants in the Company’s share participation plan dated 7 February 2021) all Payroll Tax arising in connection with such plan. No Payroll Tax has arisen, or will arise before Completion, in connection with such plan. Other than (i) as covered by the ESOP Payment and (ii) VAT in respect of the CeMM Payment in relation to which the Company will have a corresponding input VAT claim, no Tax or amount in respect of Tax will be payable by the Company in connection with any Phantom Rights.

12.7.	All contractual arrangements between the Company and its consultants, advisers and advisors have been and will be recognised as independent contractor relationships, and no such arrangements have been or will be treated as employment relationships for Tax purposes, or otherwise have been or will be subject to Payroll Tax.

13.	R&D Claims

The Data Room sets out full details all R&D Claims made by the Company in the last six years before the date of this Agreement, and, in respect of each R&D Claim, sets out the amount and date of any corresponding R&D Credit Payment. All such claims have been duly made on a proper basis within applicable time limits, and no Tax Authority has disputed or challenged (or has grounds to dispute or challenge) the Company’s entitlement to make any such claim and/or the amount of any such claim.

14.	Groups

The Company is not and has never been a member of a group of companies for any Tax purposes.

15.	Transfer Pricing

All transactions or arrangements made or entered into by the Company have been made on arm’s length terms. The Company is not nor has it been involved in any correspondence, enquiry or dispute or received any notice in any jurisdiction concerning the adjustment of profits of associated enterprises for Tax purposes.

16.	Loan Relationships

All financing costs, including interest, discounts and premiums payable by the Company are eligible to be brought into account by the Company as a debit for relevant Tax purposes to the extent that they are from time to time recognised in the Company's accounts (assuming that the accounting policies and methods adopted for the purpose of the Accounts continue to be so adopted).

17.	Transfer Taxes

17.1.	There is no instrument to which the Company is a party and which is necessary to establish the Company’s rights or title to any asset, which is or could be liable to any real estate or securities transfer tax or issuance tax (or any similar duty or Tax in a jurisdiction outside the Republic of Austria) which has not been duly stamped or in respect of which the relevant Tax has not been paid.

17.2.	Neither the sale and purchase of the Sale Shares, nor any other transaction, event or circumstance contemplated by this Agreement, including the Merger, will give rise to any Austrian real estate transfer tax.

17.3.	Before the date of this Agreement, the Company has paid all Austrian stamp duty arising from a rental contract with the University of Veterinary Medicine Vienna.

18.	Tax Avoidance

The Company has not been involved in any scheme, arrangement, transaction or series of transactions in which the main purpose, or one of the main purposes was or might be held to have been: (i) the avoidance, deferral or reduction of Tax; (ii) the production of a loss for Tax purposes with no corresponding commercial loss, or (iii) to contain one or more steps which have no commercial purpose other than avoiding, deferring or saving Tax or obtaining a Tax advantage.

19.	Tax Evasion

The Company has in place such prevention procedures as are required by law and the published guidance of the relevant Tax Authorities in respect of the prevention of tax evasion.

20.	VAT

20.1.	The Company (i) is, where it ought to have been so registered, a duly registered taxable person for the purposes of VAT (or other equivalent sales or similar Tax in any jurisdiction), (ii) is not, nor has in the last three years been, wholly or partly exempt for such purposes, and (iii) is not subject to any conditions imposed by or agreed with any Tax Authority.

20.2.	All claims made by the Company for refunds of VAT have been made on a proper basis within applicable time limits, and no Tax Authority has disputed or challenged, or has grounds to dispute or challenge, the Company’s entitlement to make any such claim and/or the amount of any such claim.

21.	COVID-19 pandemic

21.1.	The Data Room sets out full details of any payments of or in respect of Tax that have been deferred by the Company under arrangements announced in connection with the COVID-19 pandemic prior to the date of this Agreement.

21.2.	The Data Room sets out full details of all claims made and payments received by the Company prior to the date of this Agreement under measures announced in connection with the COVID-19 pandemic (such as the United Kingdom’s Coronavirus Job Retention Scheme or its equivalent in any other jurisdiction). As of the date of this Agreement, the Company has not been notified that a Tax Authority or other governmental authority intends to recover any payment (or part thereof) received by the Company under such measures (whether by assessment to Tax or otherwise), and, so far as the Key Persons are aware, there are no circumstances in existence in respect of which a Tax Authority or other governmental authority could make such recovery.

22	Sellers’ tax status

Each Seller which is a natural person is resident for Tax purposes solely in the Republic of Austria and is not liable to Tax in any other jurisdiction, except for (i) Berend Snijder and Valentin Piëch, each of whom is resident for Tax purposes solely in the Swiss Confederation and is not liable to Tax in any other jurisdiction, and (ii) Gregory Vladimer, who is also liable to US Tax.

23.	Merger

No Tax will arise to the Company, the Parent or the Buyer in respect of the Merger.

Part 3 - Tax Covenant

1.	Covenant to pay

1.1	Liability to pay

The Sellers severally and not jointly (einzelschuldnerisch) covenant with the Parent to pay to the Parent, in proportion to their Liability Percentages, an amount equal to any Tax Liability: (i) of the Company; or (ii) in respect of the matters falling within sub-paragraphs (c) to (i) below, of the Parent or any person connected after Completion with the Parent (including for the avoidance of doubt the Buyer and the Company), arising directly or indirectly in respect of or as a consequence of or by reference to:

(a)	any income, profits or gains earned, accrued or received on or before the Merger Completion Date;

(b)	any Event which occurred on or before the Merger Completion Date;

(c)	a failure to discharge Tax by any company or person with which the Company has been, or has been treated as being, connected or otherwise associated on or before the Merger Completion Date, or by any company or person which at any time after Completion is treated as connected or associated in any way with, any Seller for any Tax purpose (other than the Company, the Buyer or any member of the Parent’s Tax Group);

(d)	an option or other right to acquire securities or interest in securities or Phantom Right granted or acquired prior to the Merger Completion Date or in respect of the exercise, acceleration or satisfaction of any such option or right or Phantom Right or any other Event in relation to such option or right or Phantom Right, in each case where such option or right or Phantom Right comprises or relates to securities in the Company or was granted by the Company or acquired by any officer or employee of the Company in connection with their involvement with the Company (except for VAT in respect of which the Company is able to recover a corresponding amount of input VAT where such input VAT is not an Accounts Relief);

(e)	any securities or interest in securities acquired on or before the Merger Completion Date or as a result of a right or obligation (whether or not legally binding) created on or before the Merger Completion Date;

(f)	any person (other than the Company, the Buyer or any member of the Parent’s Tax Group) making a payment or providing a loan, benefit or payment (otherwise than with the express written agreement of the Parent or, after the Merger Completion Date, the Company) to any person to the extent that, and in circumstances where, such payment or benefit constitutes remuneration for acts undertaken for, or services rendered to, the Company by any current or former officer or employee of the Company before the Merger Completion Date;

(g)	any Event contemplated by this Agreement, the Acquisition Instrument and/or the Merger Instrument, including, without limitation: (i) any payment, vesting or release from the Retention Account of any part of the Purchase Price; (ii) any right to acquire, or the allotment, issuance, holding, vesting, forfeiture, clawback, conversion, reclassification, repurchase or disposal of any Consideration Shares; (iii) the allocation of consideration or liabilities between the Sellers pursuant to this Agreement; (iv) any movement in the value of the Consideration Shares or any Outstanding Shares between the date of this Agreement and the Merger Completion Date; (v) the acquisition by any Seller of such Seller’s Outstanding Shares from any other party on or prior to the date of this Agreement; (vi) the exchange by any Seller of such Seller’s Consideration Shares for shares in the New Parent Holdco pursuant to the Parent Reorganisation (to the extent that the Merger Completion Date occurs before completion of the Parent Reorganisation); and (vii) the cancellation, exercise or satisfaction of any options or any Phantom Right; (viii) the granting of any rights to the Sellers pursuant to clause 16; (ix) the waiver contemplated in clause 7.10(c); or (x) the compensation of any Losses by the transfer of any Consideration Shares to the Parent pursuant to paragraph 10.3 of Schedule 8.

(h)	any disposal, including any sale, of Consideration Shares by a Seller or any person connected to a Seller, to the extent that such Tax Liability comprises Payroll Tax; or

(i)	the failure or delay by any person to reimburse any amount in respect of income tax arising in connection with any of the circumstances or Events described in sub-paragraphs (d) to (h).

1.2	R&D Claims

Without prejudice to the provisions of paragraph 1.1, the Sellers severally and not jointly (einzelschuldnerisch) covenant with the Parent to pay to the Parent in proportion to their Liability Percentages an amount equal to any Tax Liability or other liability which arises as a consequence of or by reference to any R&D Claim made or any R&D Credit Payment received by the Company on or before the Merger Completion Date being wholly or partially disallowed or clawed back by any Tax Authority.

1.3	Costs and expenses

Without prejudice to the provisions of paragraphs 1.1 and 1.2, the Sellers severally and not jointly (einzelschuldnerisch) covenant with the Parent to pay to the Parent in proportion to their Liability Percentages an amount equal to all reasonable costs and expenses (excluding internal costs) properly incurred or payable by the Parent or any member of the Parent’s Tax Group or the Company in connection with or in consequence of any Tax Liability, Tax Claim or Tax Demand in respect of which the Sellers are liable under this Schedule.

2.	Exclusions

2.1	Exclusions

The Sellers shall not be liable in respect of any of the Tax Warranties, and the covenants in paragraphs 1.1 and 1.2 above shall not cover any Tax Liability, if and to the extent that:

(a)	provision, accrual, reserve or liability in respect of the Tax Liability has been made or is reflected in the Completion Accounts;

(b)	the Tax Liability was paid or discharged before Completion and such payment or discharge was reflected in the Completion Accounts;

(c)	the Tax Liability arises as a result of any increase in rates of Tax made after Completion with retrospective effect or of any change in legislation or published administrative practice which is announced or first published and comes into force after Completion with retrospective effect, other than a change introduced to target Tax avoidance;

(d)	the Tax Liability can be avoided by offsetting taxable profits against any Tax loss carrybacks or Tax loss carryforwards that are or were available (including as a result of subsequent tax audits) prior to Completion and which are not Parent’s Reliefs;

(e)	the Tax Liability corresponds to or can be offset against Tax reductions (Steuerminderungen), which are based on circumstances having triggered the Tax Liability, including pursuant to reciprocal effects (Wechselwirkungen) e.g. resulting from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung);

(f)	the Tax Liability arises as a result of a change after the Merger Completion Date in the accounting reference date of the Company, or in the length of any accounting period of the Company, or in the accounting policies or practices of the Company from those used in preparing the Accounts other than any change required because such policies or practices were not compliant with Austrian GAAP on the Merger Completion Date;

(g)	the Tax Liability results directly from a voluntary act of the Company, the Buyer or any other member of the Buyer’s Group after the Merger Completion Date outside the ordinary course of the business of the Company, the Buyer, or other member of the Buyer’s Group, as the case may be, as carried on immediately prior to Completion and which act the Company, the Buyer, or other member of the Buyer’s Group (as appropriate) was aware, or ought reasonably to have been aware, would give rise to such Tax Liability, save where such act is:

(i)	pursuant to a legally binding obligation of the Company entered into prior to Completion;

(ii)	contemplated by this Agreement, the Acquisition Instrument or the Merger Instrument;

(iii)	at the written request or with the written consent of any of the Sellers,

provided that, for the avoidance of doubt, any disclosure to or filing or other communication with any Tax Authority shall not be voluntary act to which this sub-paragraph 2.1(f) applies;

(h)	the Parent, the Buyer or any other member of the Buyer’s Group has been compensated for the Tax Liability under any other provision of this Agreement; or

(i)	the Tax Liability arises in the ordinary course of business of the Company in consequence of or in respect of or by reference to any Event occurring, or any income, profits or gains earned, accrued or received, after Completion but on or before the Merger Completion Date.

2.2	Exclusions carve out

Notwithstanding any other provision in this Schedule:

(a)	the exclusions set out in paragraphs 2.1(c), (e), (f), (g) and (i)) shall not apply to limit any liability of the Sellers in respect of any Payroll Tax Claim;

(b)	the exclusion set out in paragraph (i) shall apply to limit any liability of the Sellers only in respect of any claim under paragraphs 1.1(a) and (b).

2.3	Further exclusions

Schedule 8 shall also apply to limit or exclude, in accordance with its specific terms, the liability of the Sellers in respect of Tax Claims.

3.	Recovery from third parties and Reliefs

3.1	Recovery

If any payment is made by the Sellers under this Schedule in discharge of a Tax Liability and the Buyer or the Company or any other member of the Buyer's Group receives, or is or becomes entitled to recover or obtain, from any person (other than the Buyer, any member of the Parent’s Tax Group, the Company or a current or former officer or employee of either of them) a payment or Relief relating to or arising from the Tax Liability in question which would not otherwise have arisen, which in each case is not a Parent’s Relief, is not attributable to any change in law after Completion, to a voluntary act of the Buyer or the Company or to the utilisation of a Parent’s Relief then:

(a)	if so requested in writing by the Sellers’ Representatives and at the Sellers’ sole expense and upon the Sellers providing such indemnity as the Parent and/or the Company shall reasonably require against all costs and expenses to be incurred or any additional Tax liability of the Company, the Buyer or any member of the Parent’s Tax Group which may arise, the Parent shall take (or shall procure that the Company shall take) such action (including legal remedies) as the Sellers’ Representatives may reasonably request (subject to paragraph 3.4) to enforce such recovery or to obtain such payment or Relief; and

(b)	if the Parent or the Company receives or obtains such payment or Relief the provisions of paragraph 3.2 shall apply.

3.2	Timing and amount of payments

Where the provisions of this paragraph 3.2 apply:

(a)	in a case where the Parent or the Company receives a payment, within ten Business Days of the receipt thereof the lesser of:

(i)	the amount paid by the Sellers to the Parent in respect of the relevant Tax Liability under paragraph 1; and

(ii)	an amount equal to the payment (including interest (if any)) received (less (i) all reasonable costs and expenses properly incurred by the Company, the Parent or the relevant member of the Parent’s Tax Group in obtaining such payment and (ii) any Tax paid or payable by the Company, the Parent or any member of the Parent’s Tax Group in respect of such receipt (or any Tax which would have been payable but for the availability of a Relief)); and

(b)	in a case where the Parent or the Company obtains a Relief, on or before the later of (i) the date on which Tax would have become due to a Tax Authority but for the use of such Relief (provided, for the avoidance of doubt, that the Company or the Parent shall not be required to use such Relief in priority to any other Relief) and (ii) the auditors for the time being of the Company certifying (at the request of the Sellers’ Representatives and at the cost of the Sellers) the existence and amount of the Relief so obtained that would not otherwise have arisen, the lesser of:

(i)	the amount of Tax which the Company would have been liable to pay but for obtaining the Relief, as certified by the auditors of the Company at the expense of the Sellers; and

(ii)	the amount paid by the Sellers under paragraph 1 in respect of the Tax Liability giving rise to the Relief,

shall first be set off against any payment then due from the Sellers under this Schedule and secondly, to the extent there is an excess, a refund shall be made to the Sellers of any previous payment or payments made by the Sellers under this Schedule (save to the extent that any amount paid by the Sellers in respect of the Tax Liability in question has previously been refunded under any provision of this Agreement or otherwise).

3.3	Date on which payment of Tax would have been due

For the purposes of the provisions in sub-paragraph 3.2(b) above, it shall be assumed that the latest date on which a payment of Tax would have been due but for the use of a Relief is the last date on which an actual payment of Tax would have had to have been paid but for the use of the Relief without incurring any interest, charge, penalty, fine or surcharge in respect thereof.

3.4	Action not required

The action which the Sellers’ Representatives may request the Parent or the Company to take under paragraph 3.1 does not include:

(a)	any action which, in the Parent’s reasonable opinion, would be unlawful or materially prejudice the business or Tax affairs of the Parent or the Company or any other member of the Parent’s Tax Group; or

(b)	allowing the Sellers’ Representatives or the Sellers (or any person nominated by them) to undertake the conduct of any action necessary to effect recovery of the amount in question.

4.	Tax affairs

4.1	Assistance

The Key Persons and the Sellers shall give the Parent such assistance, information and documentation as may reasonably be required to enable the Parent to prepare, submit and deal with all computations, returns, claims and other documentation of or correspondence to or from the Company relating to Tax (the “Tax Documents”), and deal with all matters relating to such Tax Documents, in respect of all fiscal or accounting periods of the Company ending on or before Completion and in respect of the accounting period current at Completion in respect of any Event occurring (or deemed for Tax purposes to occur) on or before Completion.

4.2	Comments

The Parent shall not submit any Tax Document in respect of the Company for any fiscal or accounting periods of any Company ending on or before Completion and in respect of the accounting period current at Completion in respect of any Event occurring (or deemed for Tax purposes to occur) on or before Completion, where such Tax Document could reasonably be expected to result in liability of the Sellers under paragraphs 1.1 or 1.2, without giving the Sellers’ Representatives a reasonable opportunity to comment thereon, and taking account of all reasonable comments or representations made by the Sellers’ Representatives.

4.3	Priority

For the avoidance of doubt, the provisions of paragraph 5 shall take precedence over the provisions of this paragraph 4.

5.	Tax Demands

If the Parent becomes aware of any Tax Demand, the Parent shall give written notice thereof to the Sellers’ Representatives (including, so far as practicable, reasonably sufficient details of such Tax Demand, the due date for any payment, the time limits for any appeal and the amount of any corresponding Tax Claim) as soon as reasonably practicable provided that the giving of such notice shall not be a condition precedent to the liability of the Sellers under this Schedule; and, where appropriate to do so, the Parent will keep the Sellers’ Representatives informed of and consult with the Sellers’ Representatives with respect to, all material matters relating to the Tax Demand. If any Tax Demand is received by or comes to the notice of the Sellers (or any of them), the Sellers’ Representatives shall, as soon as reasonably practicable, give the Parent notice of the Tax Demand. If and to the extent a failure of the Parent to comply with its obligations under this paragraph 5 leads to an increase of the liabilities and losses underlying the Parent's claim, the Sellers shall not be liable for such increase.

6.	Due Date of Payment

6.1	Due date of payment

Where the Sellers become liable to make any payment pursuant to a Tax Claim, then, to the extent the relevant liability has not already been satisfied by payment to the Parent from the Retention Amount, the due date for the making of the payment shall be the date falling 15 Business Days after the date of service by the Parent of a written notice on the Sellers’ Representatives demanding payment or (if later):

(a)	in the case of a Tax Liability or other liability which involves an actual payment of Tax, five Business Days before the latest date on which such payment of Tax is due to be made to the relevant Tax Authority;

(b)	in the case of a Tax Liability which results from loss of an Accounts Relief (other than a Right to Repayment), five Business Days before the latest date on which a payment of Tax is due to be made to a Tax Authority which would not have been due had such Accounts Relief been available (based on the assumptions set out in paragraph (b) in the definition of Tax Liability);

(c)	in the case of a Tax Liability which results from the loss of an Accounts Relief which is a Right to Repayment, on the date on which such Right to Repayment would otherwise have become due; and

(d)	in the case of a Tax Liability which results from the use or set-off of a Parent’s Relief, the latest date on which the relevant Tax would have been due but for such use or set-off.

6.2	Due date of Tax

21.3.	For the purposes of the provisions in paragraph 6.1 above, it shall be assumed that the latest date on which a payment of Tax is due is the last date on which payment can be made to the relevant Tax Authority without incurring any interest, charge, penalty, fine or surcharge in respect thereof and on the assumption that no appeal is made against any assessment or Tax Demand.

Schedule 7

LEASES

•	Sub lease contract dated 6.2.2018 between “Veterinärmedizinische Universität Wien” and “Allcyte GmbH” in respect of the property at 1030 Vienna, Campus-Vienna-Biocenter 5 / Helmut Qualtinger Gasse 6, EZ 4354, GrstNr. 2847/5 (Business premises on Level 3)

•	Lease contract dated 6.11/3.11.2015 between “TC-QUINTA Immobilienerrichtungsgesellschaft m.b.H.” and “Veterinärmedizinische Universität Wien” in respect of the property at 1030 Vienna, Campus-Vienna-Biocenter 5 / Helmut Qualtinger Gasse 6, EZ 4354, GrstNr. 2847/5 (Business premises on Level 3)

•	Sub lease contract dated 26.7.2017 between “Veterinärmedizinische Universität Wien” and “Universität Wien” in respect of the property at 1030 Vienna, Campus-Vienna-Biocenter 5 / Helmut Qualtinger Gasse 6, EZ 4354, GrstNr. 2847/5 (parts of the business premises on Level 3)

•	Sub-sub lease contract dated 24.7./26.7.2018 between “Allcyte GmbH” and “Ares Genetics GmbH” in respect of the property at 1030 Vienna, Campus-Vienna-Biocenter 5 / Helmut Qualtinger Gasse 6, EZ 4354, GrstNr. 2847/5 (parts of the business premises on Level 3)

Schedule 8

Limitations on Sellers' Liability

1.	FINANCIAL LIMITS

1.1	The Sellers shall not be liable in respect of any Warranty Claim unless their liability in respect of such Warranty Claim would exceed €50,000, excluding any liability for costs and interest. For the purposes of this paragraph, Warranty Claims arising from the same events or causes shall be regarded as a single Warranty Claim.

1.2	The Sellers shall not be liable in respect of any Warranty Claim unless their aggregate liability in respect of all such Warranty Claims (excluding Warranty Claims for which they have no liability by reason of paragraph 1.1) would exceed €500,000, excluding any liability for costs and interest, in which circumstances the Sellers shall be liable for the entire amount and not just the excess over €500,000.

1.3	Unless expressly provided otherwise, the aggregate liability of each Seller for all claims under this Agreement shall not exceed such Seller’s Seller Liability Cap, provided always that the aggregate liability of each Seller for:

(a)	all General Warranty Claims (other than IP Warranty Claims) shall not exceed an amount equal to 20% of such Seller’s Seller Liability Cap less any claims previously paid out by such Seller under this Agreement;

(b)	all IP Warranty Claims shall not exceed an amount equal to 30% of such Seller’s Seller Liability Cap less any claims previously paid out by such Seller under this Agreement;

(c)	all Tax Claims shall not exceed an amount equal to 30% of such Seller’s Seller Liability Cap less any claims previously paid out by such Seller under this Agreement.

2.	TIME LIMITS

2.1	No Seller shall be liable in respect of any General Warranty Claim unless notice in writing has been given to the Sellers’ Representatives in relation to such breach on or before the date falling 18 months after the Completion Date.

2.2	No Seller shall be liable in respect of any claims for breach of any of the Title and Capacity Warranties unless notice in writing has been given to the Sellers’ Representatives in relation to such breach on or before the date falling on or before the fifth anniversary of the Completion Date.

2.3	No Seller shall be liable in respect of any Tax Claim unless notice in writing has been given to the Sellers’ Representatives in relation to such Tax Claim on or before the fifth anniversary of the end of the accounting period of the Company current at Completion.

2.4	The Sellers shall not be liable in respect of any Warranty Claim unless legal proceedings are validly issued and served on the Sellers on or before the date falling 135 days after the date on which that Warranty Claim is notified or, in the case of a Warranty Claim that relates to a liability that is contingent, 135 days after the date on which the contingent liability becomes an actual liability. The Sellers shall not be liable in respect of any Tax Claim unless legal proceedings are validly issued and served on the Sellers on or before the date falling 135 days after the date on which the matter which is the subject of the Tax Claim has been finally determined.

3.	MATTERS INCLUDED IN ACCOUNTS

The Sellers shall not be liable for a Warranty Claim to the extent the matter giving rise to that Warranty Claim has been taken into account in the Accounts or the Completion Accounts by way of any specific provision, accrual or reserve (Rückstellung), liability (Verbindlichkeit), exceptional depreciation (außerplanmäßige Abschreibung) or depreciation to reflect lower market values (Abschreibung auf den niedrigeren beizulegenden Wert).

4.	PARENT'S ACTIONS

4.1	The Sellers shall not be liable in respect of a Warranty Claim to the extent that the matter giving rise to it results from or is wholly attributable to:

(a)	any act or omission done or omitted to be done before Completion at the written request of or with the written approval of the Parent or any other member of the Buyer's Group; or

(b)	any act or omission done or omitted to be done on or after Completion by or on behalf of the Parent or any member of the Buyer's Group; or

(c)	any change after Completion in the accounting policies or practices used in preparing the Company's annual accounts or in the accounting reference date of the Company.

5.	CHANGES IN LAW AND REGULATION

The Sellers shall not be liable in respect of any Warranty Claim to the extent that the matter giving rise to it results from or is attributable to the enactment, amendment, or change in the generally accepted interpretation or application, of any law, rule, regulation, directive or ordinance, or any change in the published practice of any governmental, regulatory or other body (including a Tax Authority) after Completion, or the imposition of any Tax not in force at Completion, or any change after Completion, in the rates of Taxation.

6.	KNOWLEDGE AND DISCLOSURE

6.1	The Sellers shall not be liable for any Warranty Claim or Tax Warranty Claim to the extent that the Parent had actual knowledge of (i) the facts, matters, events or circumstances which give rise to the Warranty Claim or Tax Warranty Claim and (ii) the fact that such facts, matters, events or circumstances constitute or may constitute a Warranty Claim or Tax Warranty Claim.

6.2	For the purposes of paragraph 6.1, the knowledge of the Parent shall mean the actual knowledge of Andrew Hopkins, Ben Taylor, Dan Ireland and Ben Ashwell-Fryer.

6.3	The Sellers shall not be liable for any Warranty Claim or Tax Warranty Claim in respect of any fact, matter, event or circumstance to the extent that such fact, matter, event or circumstance has been Disclosed.

7.	EXCLUSION OF LOSS OF PROFITS, INDIRECT AND CONSEQUENTIAL LOSSES

The Sellers shall not be liable under or in connection with this Agreement in respect of any (i) loss of profit (entgangener Gewinn), (ii) loss of goodwill (Verlust von Firmenwert), (iii) indirect losses (indirekte Schäden), (iv) consequential losses (Folgeschäden), (v) frustrated expenses or (vi) any internal costs incurred by the Buyer or the Parent. In no event shall any multipliers or ratios be taken into account in determining the amount of losses suffered by the Parent, Buyer or the Company.

8.	THIRD PARTY CLAIMS AND RIGHTS OF RECOVERY AGAINST THIRD PARTIES

8.1	If the Parent becomes aware of any matter which has given, or is reasonably likely to give rise, to a claim being made by a third party against the Company, which will or is reasonably likely to give rise to a Warranty Claim ("Third Party Claim”) then the Parent shall:

(a)	give written notice (containing reasonable details of the Third Party Claim) to the Sellers' Representatives of the matter as soon as reasonably practicable and shall consult with the Sellers' Representatives with respect to that Third Party Claim and keep the Sellers' Representatives fully and promptly informed of all developments in relation to that Third Party Claim; and

(b)	consult in a reasonable manner with the Sellers’ Representatives with the respect to the conduct of the Third Party Claim; and

(c)	not (and procure that Company will not) admit liability or make any agreement or compromise in relation to the Third Party Claim without the prior written approval of the Sellers' Representatives.

8.2	If the Parent becomes aware of any matter in respect of which the Parent or any member of its Group (including the Company) is or is reasonably likely to become entitled to recover (whether by way of payment, discount, credit, set-off, counterclaim or otherwise) from any third party any sum in respect of any loss, damage or liability which has been, is or is reasonably likely to become the subject of a Warranty Claim, the Parent shall, and shall procure that each relevant member of the Group (including the Company) shall use its reasonable endeavours to recover that amount and, if any such recovery is made, the Sellers shall have no liability in respect of such Warranty Claim to the extent of the cash sum recovered (less all reasonable costs, fees and expenses properly incurred and paid by the Parent or any other member of the Buyer’s Group in recovering such sum and any Taxation which is payable (or which would have been payable but for the availability of a Relief) by the Parent or any member of the Buyer’s Group thereon).

8.3	If, after the Sellers have made any payment in respect of a Warranty Claim, any member of the Buyer’s Group or the Company is the recipient from a third party (whether by payment, discount, credit, relief or otherwise) of any cash sum which is referable to that payment (including, without limitation, any recovery of costs or expenses) or would not have been received but for the circumstances giving rise to that Warranty Claim (such sum, the “Recovery Amount”), then the Parent shall within 30 days repay (or procure the repayment) to the Sellers of an aggregate amount equal to the lesser of: (i) the Recovery Amount (less all reasonable costs, fees and expenses properly incurred and paid by the Parent or any other member of the Buyer’s Group in recovering the Recovery Amount and any Taxation arising to the Parent or any member of the Buyer’s Group thereon or in connection therewith (including any Taxation which would have been payable but for the availability of a Relief)); and (ii) the sum paid by the Sellers in respect of such Warranty Claim.

9.	PARENT'S REMEDIES

To the extent permitted by law, the Parent irrevocably and unconditionally waives any further claims and remedies it may have (including any right it may have to rescind or terminate this Agreement) in relation to Warranty Claims or Tax Claims other than as explicitly provided for in this Agreement, irrespective of which nature, amount or legal basis, in particular, without limitation, claims under pre-contractual fault (Pflichtverletzung aus dem vorvertraglichen Schuldverhältnis), the right to reduce the Purchase Price (Minderung) or to rescind this Agreement (Rücktritt), the right to challenge this Agreement on the grounds of any form of avoidance (Anfechtung) and any liability in tort (Deliktshaftung). Furthermore, the Parties explicitly waive the right to rescind or to adjust this Agreement on the grounds of error (Irrtum), laesio enormis or frustration of contract (Wegfall der Geschäftsgrundlage) or an adjustment or rescission of this Agreement based on any other grounds. Furthermore, it is explicitly agreed by the Parties that the assumption set forth in Article 924 ABGB shall not apply.

10.	GENERAL

10.1	The provisions of paragraphs 1.1, 1.2 and 3 shall not apply to any claim for breach of any of the Title and Capacity Warranties.

10.2	The Parent shall take reasonable steps to mitigate any Losses or damage which it may suffer in consequence of any breach of a Warranty or a Tax Warranty, and nothing in this paragraph 10.2 shall in any way limit or restrict such obligation to mitigate any Losses or damage. The Parent's responsibility to mitigate (as set out in the preceding sentence) shall include an obligation to procure that the Company takes reasonable steps to so mitigate.

10.3	Subject to paragraph 10.4, the sole remedy of the Parent against the Sellers for any Warranty Claims or Tax Warranty Claims shall be monetary claims for Losses that are calculated, subject to the limitations and exclusions contained in this Agreement, on a EUR-for-EUR basis without taking into account any multiplier or ratios. If and to the extent the liability of any Seller under this Agreement should exceed the portion of the Cash Consideration received by such Seller (net of any Taxes), such Seller shall be entitled, to the extent legally permissible, to compensate the Parent for such liability by way of transfer of Consideration Shares to the Parent or such person as the Parent may nominate with such Consideration Shares to be valued at the valuation contemplated by this Agreement.

10.4	If a matter giving rise to a claim of the Parent against a Seller (other than a Tax Claim) is capable of remedy, the Parent shall only be entitled to compensation pursuant to clause 10.3 if it gives the Sellers' Representatives written notice of the breach of this Agreement and the breach is not remedied within 20 Business Days after the date on which such notice is received by the Sellers' Representatives. The Parent shall provide (or shall procure that any relevant member of the Buyer's Group provides) all reasonable assistance to the Sellers' Representatives and the Sellers to remedy any such breach at the relevant Seller's costs.

10.5	The Parent shall not, either directly or indirectly through the Company, be entitled to recover more than once in respect of the same loss suffered.

10.6	Following the Merger, pursuant to which all assets and liabilities of the Company are transferred by universal succession to the Buyer, references in this Schedule to the Company shall be deemed, where appropriate, to include references to the Buyer.

Schedule 9

Completion Accounts

Part 1 – Preparation of the Completion Accounts

1.	DEFINITIONS

In this schedule the following words and expressions shall have the following meanings unless otherwise stated:

"Completion Statement" means the statement of the Completion Working Capital in the format set out in part 3 and as agreed or determined in accordance with this part 1;

"Disagreement Notice" has the meaning given in paragraph 3.2;

"Draft Completion Accounts" has the meaning given in paragraph 3.1;

"Draft Completion Statement" has the meaning given in paragraph 3.1;

"Independent Accountant" means any independent chartered accountant appointed pursuant to paragraph 3.4 and in accordance with Schedule 10.

2.	PREPARATION OF THE COMPLETION ACCOUNTS

3.1	The Buyer shall ensure that a draft of the Completion Accounts ("Draft Completion Accounts") is prepared and delivered to the Sellers' Representatives on or before the date falling 30 Business Days after Completion, together with a draft of the Completion Statement ("Draft Completion Statement") based on the Draft Completion Accounts signed by the Buyer and together with reasonable supporting documentation. The Draft Completion Accounts shall be drawn up in accordance with the instructions and applying the accounting principles, policies, methodologies, categorisations and practices set out in part 2 of this Schedule 9.

3.2	The Draft Completion Accounts and the Draft Completion Statement shall be deemed agreed by the Sellers’ Representatives on the date falling 20 Business Days after the date on which those documents are first received by the Sellers’ Representatives unless during that period the Sellers’ Representatives (acting jointly) give notice to the Buyer ("Disagreement Notice") that it disagrees with the Draft Completion Accounts and/or any amount or calculation included in the Draft Completion Statement. Any Disagreement Notice shall include, to the extent possible at the time and subject to the available documentation, reasonable details of the reasons for each disagreement and any suggested adjustment to the Draft Completion Accounts and Draft Completion Statement, together with reasonable supporting evidence.

3.3	If a Disagreement Notice is validly served by the Sellers’ Representatives, the Buyer and the Sellers’ Representatives shall attempt in good faith to resolve those matters referred to in the Disagreement Notice as being in dispute and no others and agree a final form of the Draft Completion Accounts and the Draft Completion Statement on or before the date falling 20 Business Days after the date on which the Buyer receives the Disagreement Notice.

3.4	In the absence of agreement between the Buyer and the Sellers’ Representatives within the 20 Business Day period referred to in paragraph 3.3, the Buyer and the Sellers’ Representatives shall appoint an Independent Accountant (in accordance with Schedule 10) to deliver:

(a)	a determination of the matters raised in the Disagreement Notice and which remain in dispute and for the purposes of his determination, the Independent Accountant:

(i)	shall not be entitled to take into account matters not referred to or taken account in the Draft Completion Accounts, Draft Completion Statement or the Disagreement Notice (whether or not known about or discoverable at the date of the relevant document); and

(ii)	shall not be entitled to deliver a Completion Statement containing a determination of the Completion Working Capital at a figure which is outside the range of figure for that amount contended by the Buyer and the Sellers’ Representatives; and

(b)	a revised version of the Draft Completion Accounts and Draft Completion Statement adjusted to take account of the matters determined by him.

3.5	The Draft Completion Accounts and Draft Completion Statement, as agreed or deemed agreed between the Buyer and the Sellers’ Representatives, or as revised and determined by the Independent Accountant, in each case in accordance with this Schedule 9, shall (except in case of fraud or manifest error) be final and binding on the Parties for all purposes and shall constitute the Completion Accounts and the Completion Statement for the purposes of this Agreement.

3.6	The Buyer and the Sellers’ Representatives shall promptly provide to each other, each other's accountants and professional advisers and any Independent Accountant appointed pursuant to paragraph 3.4, access to and copies of all such documents and information as are in their possession or under their control (other than the working papers of any of their professional advisers) and access upon reasonable notice and during normal working hours to all relevant personnel as may in any case reasonably be requested for the purpose of preparing or reviewing the Draft Completion Accounts, the Draft Completion Statement and any Disagreement Notice or making a determination pursuant to paragraph 3.4. Nothing shall require any party to disclose or provide access to any documents or information which are legally privileged or which that party is required by law or other legally binding obligation to keep confidential.

Part 2– Basis of Preparation of the Completion Accounts

The Completion Accounts shall:

(a)	present a true and fair view of the assets and liabilities (Vermögenslage), financial position (Finanzlage), and results of operations (Ertragslage) of the Company (vermitteln ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage);

(b)	be prepared using the accounting principles, policies, methodologies and categorisations (including in respect of the exercise of accounting discretion and judgement) adopted by the Company in preparation of the Accounts, but only to the extent that the same are consistent with Austrian GAAP in force at the Completion Date;

(c)	be prepared in accordance with the Austrian GAAP, using appropriate accounting policies and estimation techniques as required by the Austrian GAAP and reflect all transactions involving the business

(d)	make full provision for Tax as at Completion in accordance with Austrian GAAP (including for the avoidance of doubt in respect of any Phantom Right or any Event in respect of any Phantom Right) with the date of Completion treated as the end of the accounting period for Tax purposes;

(e)	make full provision for all actual liabilities, record and disclose all actual liabilities, make write offs reasonably regarded as adequate for all bad and doubtful debts and

(f)	not take into account any Reliefs or assets in respect of Tax (including any deferred tax assets).

Part 3 – Completion Statement

To: [                   ]

For the attention of: [                   ]

[Address]

Dear Sirs

We refer to the share sale, transfer and merger agreement ("Agreement") between the Sellers (as defined therein), Exscientia Limited and [Austrian Newco] (the “Buyer”) dated [●] 2021 providing for, inter alia, the sale to the Buyer of shares in Allcyte GmbH. Capitalised words and phrases used in this letter shall have the meanings given in the Agreement (unless the context requires otherwise).

We enclose a copy of the Completion Accounts drawn up, in our opinion, in accordance with Schedule 9 of the Agreement.

On the basis of the Completion Accounts:

[the Completion Working Capital is equal to the sum of €[●]].

for and on behalf of

[Austrian Newco]

Part 4 – Completion Accounts' Pro forma Format

Schedule 10

Appointment of Independent Accountant

1.	Any matter which is referred, in accordance with this Agreement, for determination by an Independent Accountant shall be referred by either the Sellers’ Representatives (acting jointly) or the Buyer to:

1.1.	an independent chartered accountant whose identity is agreed between the Sellers’ Representatives and the Buyer; or

1.2.	failing such agreement on or before the date falling 10 Business Days after the date on which an individual is first proposed by either party to the other for the purpose, such independent chartered accountant as shall be nominated on the application of either party by the President for the time being of the Austrian Chamber of Tax Advisors and Chartered Accountants (Kammer der Steuerberater und Wirtschaftsprüfer).

2.	The Buyer and the Sellers’ Representatives shall cooperate with each other in relation to the appointment of the Independent Accountant, including in relation to signing the terms of engagement of the Independent Accountant and (where relevant) agreeing to any terms and conditions required by the Austrian Chamber of Tax Advisors and Chartered Accountants (Kammer der Steuerberater und Wirtschaftsprüfer), in order for them to act as the appointing body of the Independent Accountant.

3.	In making his determination, the Independent Accountant shall:

3.1.	decide on the procedure and timetable to be followed in the determination, save that such procedure shall allow the Seller and the Buyer and their respective professional advisers to make written and oral representations to the Independent Accountant, shall require the Seller and the Buyer to provide each other with copies of or access to any information or documents provided to the Independent Accountant at the same time as they are provided or made available to the Independent Accountant, and shall permit each party to be present during any oral submissions made by the other party to the Independent Accountant;

3.2.	be required to determine only those matters that this Agreement provides are capable of being referred to him for determination, but shall be entitled to make any determination as to the interpretation of this Agreement as is necessary to enable him to make a determination of the matters referred to him; and

3.3.	be entitled to take legal advice on any matter relevant to his determination.

4.	The Independent Accountant shall act as an expert and not as an arbitrator. He shall not be obliged to give reasons for his determination which shall, save in the case of fraud or manifest error, be final and binding on all Parties for all purposes. Other than in the case of fraud, no right of appeal shall exist in relation to that determination. Where there is a manifest error the relevant part of the determination shall be void and shall be referred back to the Independent Accountant for correction. The Independent Accountant shall be required to deliver his determination and any calculation, statement or accounts required to be provided by him by this Agreement to the Buyer and the Seller in writing as soon as reasonably practicable after his appointment.

5.	The fees and expenses of the Independent Accountant together with VAT thereon ("Costs") shall, be borne as determined by the Independent Accountant in his sole discretion having regard to the relative merits of the arguments of each party.

6.	The Sellers’ Representatives and the Buyer shall each use all reasonable endeavours to co-operate with the Independent Accountant to enable him to reach his determination within the time period set by this Agreement including by co-operating with any timetable and procedure set by the Independent Accountant and making available documents, information and personnel in accordance with paragraph 3.6 of part 1 of Schedule 9.

7.	In the event that any Independent Accountant appointed pursuant to this Schedule 10 dies or becomes unwilling or incapable of acting, then the matters to be determined by the Independent Accountant shall be referred for determination to a replacement Independent Accountant and this Schedule 10 shall apply to the appointment of that replacement as if he were the first Independent Accountant appointed.

Schedule 11

STRUCTURE OVERVIEW

1.	Shareholding in the Company at the date of this Agreement:

Seller	Outstanding Share (nominal amount in EUR)
Dr Giulio Superti-Furga	4,136
Dr Gregory Vladimer	10,072
Dr Berend Snijder	8,750
Dr Nikolaus Krall	6,125
Dr Gustav Ammerer	10,356
Dr Werner Lanthaler	2,333
W.LAN Holding GmbH	2,119
PUSH Ventures GmbH & Co KG	3,532
42CAP III GmbH & Co. KG	9,182
Air Street Capital I LP	4,238
Valentin Piëch	2,119
Amino Collective I GmbH & Co. KG	1,059
Krall Privatstiftung	2,625

2.	Sale, transfer and assignment of the Sale Shares in exchange for a consideration consisting of a portion of the Cash Consideration and Consideration Shares as follows:

Seller	Sale Share (nominal amount in EUR)	Consideration
		Cash Consideration	Consideration Shares
Dr Giulio Superti-Furga	2,659.45	yes	n/a
Dr Gregory Vladimer	3,947.00	yes	n/a
Dr Berend Snijder	5,626.25	yes	n/a
Dr Nikolaus Krall	0	n/a	n/a
Dr Gustav Ammerer	8,357.29	yes	n/a
Dr Werner Lanthaler	1,299.48	yes	n/a
W.LAN Holding GmbH	1,180.28	yes	n/a
PUSH Ventures GmbH & Co KG	1,260.92	yes	n/a
42CAP III GmbH & Co. KG	9,182	yes	1,546
Air Street Capital I LP	4,238	yes	713
Valentin Piëch	2,119	yes	245
Amino Collective I GmbH & Co. KG	1,059	yes	178
Krall Privatstiftung	2,625	yes	n/a
Total	43,553.67	n/a	2,682

3.	Shareholding in the Company immediately after Completion:

Shareholder	Share quota (nominal amount in EUR)
Dr Giulio Superti-Furga	1,476.55
Dr Gregory Vladimer	6,125.00
Dr Berend Snijder	3,123.75
Dr Nikolaus Krall	6,125
Dr Gustav Ammerer	1,998.71
Dr Werner Lanthaler	1,033.52
W.LAN Holding GmbH	938.72
PUSH Ventures GmbH & Co KG	2,271.08
The Buyer	43,553.67
Total	66,646

4.	Receipt of Consideration Shares by the Sellers holding Merger Shares as a result of Merger Completion as follows:

Seller holding Merger Shares	Consideration Shares
Dr Giulio Superti-Furga	386
Dr Gregory Vladimer	1,604
Dr Berend Snijder	818
Dr Nikolaus Krall	1,604
Dr Gustav Ammerer	523
Dr Werner Lanthaler	270
W.LAN Holding GmbH	245
PUSH Ventures GmbH & Co KG	594
Total	6,044

PARENT

EXSCIENTIA LIMITED	)

SELLERS

W.LAN HOLDING GMBH	)

PUSH VENTURES GMBH & CO KG	)

42CAP III GMBH & CO. KG	)

AIR STREET CAPITAL I LP	)

AMINO COLLECTIVE I GMBH & CO. KG	)

VALENTIN PIËCH	)

DR GIULIO SUPERTI-FURGA	)

DR GREGORY VLADIMER	)

DR BEREND SNIJDER	)

DR NIKOLAUS KRALL	)

DR GUSTAV AMMERER	)

DR WERNER LANTHALER	)

KRALL PRIVATSTIFTUNG